Exhibit 2.1

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 26, 2017

BY AND AMONG

CROWN HOLDINGS, INC.,

COBRA MERGER SUB, LTD.,

SIGNODE INDUSTRIAL GROUP HOLDINGS (BERMUDA) LTD.,

AND

TC GROUP VI, L.P.,

solely in its capacity as the Shareholders’ Representative

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TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

Exhibits
Exhibit A	Form of Bye-Laws of the Surviving Company
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Merger Agreement
Exhibit D	Form of Paying Agent Agreement

Schedules
Schedule A	Accounting Principles
Schedule B	Illustrative Example of Closing Date Indebtedness
Schedule C	Illustrative Example of Net Working Capital Amount

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of December 26, 2017 (this “Agreement”), is entered into by and among Crown Holdings, Inc., a Pennsylvania corporation (“Parent”), Cobra Merger Sub, Ltd., a Bermuda exempted company and a wholly owned Subsidiary of Parent (“Merger Sub”), Signode Industrial Group Holdings (Bermuda) Ltd., a Bermuda exempted company (the “Company”), and TC Group VI, L.P., a Delaware limited partnership, solely in its capacity as the shareholders’ representative (the “Shareholders’ Representative”).

W I T N E S S E T H

WHEREAS, Parent, Merger Sub, the Company and the Shareholders’ Representative entered into the original Agreement and Plan of Merger on December 19, 2017 (the “Original Merger Agreement”);

WHEREAS, Parent, Merger Sub, the Company and the Shareholders’ Representative desire to amend and restate the Original Merger Agreement in its entirety in order to make certain changes to the financing provisions set forth therein;

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”) on the terms and subject to the conditions set forth herein and the Companies Act 1981 of Bermuda (the “Companies Act”). Upon consummation of the Merger, Merger Sub shall cease to exist and the Company shall survive the Merger and become a wholly-owned subsidiary of Parent;

WHEREAS, immediately prior to the consummation of the Merger, the parties intend that Parent shall, and the Company shall cause Signode Industrial Group Lux S.A. (“Signode Lux”) to, consummate the U.S. Share Transaction;

WHEREAS, the board of directors of the Company has (a) determined that this Agreement, the Merger Agreement and the Transactions contemplated hereby and thereby, including the Merger, are advisable and in the best interests of the Company, (b) approved this Agreement, the Merger Agreement and the Transactions contemplated hereby and thereby, including the Merger, in each case, upon the terms and subject to the conditions set forth herein and (c) resolved to recommend the adoption of this Agreement, the Merger Agreement and the Transactions contemplated hereby, including the Merger, by the Company’s shareholders;

WHEREAS, promptly following the execution of this Agreement, the Company shall seek to obtain a written resolution adopted by at least three-fourths of the issued and outstanding Company Common Shares (as defined below) (“Company Shareholder Approval”) approving this Agreement, the Merger Agreement and the Transactions contemplated hereby and thereby, including the Merger;

WHEREAS, the respective boards of directors of Parent and Merger Sub have unanimously (a) determined that this Agreement, the Merger Agreement and the Transactions contemplated hereby and thereby, including the Merger, are advisable and in the best interests of

Parent, Merger Sub and their respective shareholders, (b) approved this Agreement, the Merger Agreement and the Transactions contemplated hereby and thereby, including the Merger, in each case, upon the terms and subject to the conditions set forth herein and (c) in connection with the execution of this Agreement, Parent has approved the Merger and the Merger Agreement and adopted this Agreement and the Merger Agreement as the sole shareholder of Merger Sub; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE U.S. SHARE TRANSACTION AND THE MERGER

Section 1.1    The U.S. Share Transaction. Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Effective Time, Parent shall, and the Company shall cause Signode Lux to, consummate the U.S. Share Transaction, whereby Parent shall acquire Signode U.S. in exchange for an amount of cash equal to the U.S. Share Consideration. At the Closing, to the extent the U.S. Share Transaction is structured as a share purchase transaction, the Company shall deliver to Parent a certificate representing the U.S. Shares, duly endorsed in blank or accompanied by duly executed stock powers.

Section 1.2    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, pursuant to the Merger Agreement and in accordance with the Companies Act, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease and (c) the Company shall be the surviving company in the Merger (the “Surviving Company”).

Section 1.3    Closing. The closing of the U.S. Share Transaction and the Merger (the “Closing”) shall take place at the offices of Jones Day, 51 Louisiana Avenue, N.W., Washington, D.C. 20001, at 10:00 a.m. (local time) on the date that is two Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or such other date, time or place is agreed to in writing by the parties hereto; provided that, without the prior written consent of Parent, the Closing shall not occur prior to the earlier of (i) May 1, 2018 and (ii) one Business Day following the end of the Marketing Period. For the avoidance of doubt, following May 1, 2018, the Marketing Period shall no longer apply. The date on which the Closing occurs being referred to herein as the “Closing Date.”

Section 1.4    Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties hereto will file with the Registrar of Companies in Bermuda the documents required by the relevant provisions of the Companies Act with respect to the Merger. The Merger shall become effective on the date specified in the certificate of merger issued by the Bermuda Registrar of Companies (the time at which the Merger becomes effective being referred to herein as the “Effective Time”).

Section 1.5    Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company. The separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

Section 1.6    Memorandum of Association and Bye-Laws of the Surviving Company. At the Effective Time, (a) the memorandum of association of the Company immediately prior to the Effective Time shall be the memorandum of association of the Surviving Company and shall continue in full force and effect until further amended in the manner prescribed by the provisions of the Companies Act and (b) the bye-laws of the Surviving Company shall be amended to be as set forth on Exhibit A until amended in accordance with the provisions thereof and applicable Law.

Section 1.7    Directors and Officers of the Surviving Company. Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Company immediately following the Effective Time and the officers of the Company immediately prior to the Effective Time to be the officers of the Surviving Company immediately following the Effective Time, in each case until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the memorandum of association and bye-laws of the Surviving Company. At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent (which shall include a D&O Release) of the resignation of (i) the directors of the Company and its Subsidiaries (other than directors of the Company and its Subsidiaries whom Parent determines (as notified to the Company no later than 10 Business Days prior to the Closing) shall continue to serve in such capacities following the Effective Time), effective at the Effective Time and (ii) the officers listed on Section 1.7 of the Disclosure Schedules.

ARTICLE II

EFFECT OF THE MERGER ON SHARE CAPITAL

Section 2.1    Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any common shares, par value $1.00 per share, of the Company (collectively, “Company Common Shares”) or any shares of Merger Sub:

(a)    Share Capital of Merger Sub. Each issued and outstanding share of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable common share, par value $1.00 per share, of the Surviving Company.

(b)    Cancellation of Treasury Stock and Parent-Owned Stock. Any Company Common Shares that are owned by the Company as treasury shares, and any Company Common Shares owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)    Conversion of Company Common Shares. Each issued and outstanding Company Common Share (other than shares to be canceled in accordance with Section 2.1(b)) shall thereupon be converted automatically into and shall thereafter represent the right to receive, without interest, subject to Section 2.4, (i) the Estimated Per Share Merger Consideration plus (ii) its Allocable Share of any amounts distributed to the Former Holder pursuant to Section 2.2(g), Section 8.7 or Section 9.13(d). As of the Effective Time, all such Company Common Shares shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and the holders immediately prior to the Effective Time of Company Common Shares, none of which are represented by certificates (“Book-Entry Shares”), shall cease to have any rights with respect thereto, except the right to receive the allocable portion of the Aggregate Merger Consideration to be paid in consideration therefor upon surrender of such Book-Entry Share in accordance with Section 2.3(b) without interest (subject to any applicable withholding Tax).

Section 2.2    Consideration.

(a)    Pre-Closing Statement. At least three Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver, or cause to be prepared and delivered, to Parent: a written statement (the “Pre-Closing Statement”), setting forth in reasonable detail the Company’s good faith estimate of (i) the Net Working Capital Amount as of the Effective Time (such estimate, the “Estimated Working Capital Amount”), (ii) the amount of the Closing Date Cash (such estimate, the “Estimated Cash”), (iii) the amount of Closing Date Indebtedness (such estimate, the “Estimated Closing Date Indebtedness”), (iv) the amount of Company Transaction Expenses as of the Effective Time (such estimate, the “Estimated Transaction Expenses”) and (v) a calculation of Allocable Share. The Pre-Closing Statement shall also specify the Closing Date Merger Consideration and the Estimated Per Share Merger Consideration. The Company shall deliver with the Pre-Closing Statement customary pay-off letters from the holders of the Closing Date Indebtedness (each a “Pay-Off Letter” and collectively, the “Pay-Off Letters”). The Estimated Working Capital Amount shall be prepared in accordance with GAAP and the Accounting Principles.

(b)    Closing Date Payments. At the Closing, Parent shall (i) pay the Closing Date Merger Consideration to the Paying Agent in accordance with written instructions delivered to Parent prior to the Closing to be distributed by the Paying Agent (x) to the holders of Company Common Shares in accordance with Section 2.1(c) and (y) to the holders of Exercisable Options in accordance with Section 2.5, (ii) deposit the Adjustment Escrow Amount in immediately available funds into an escrow account to be established and maintained by the Escrow Agent pursuant to the Escrow Agreement, (iii) deposit the Indemnification Escrow

Amount in immediately available funds into an escrow account to be established and maintained by the Escrow Agent pursuant to the Escrow Agreement, (iv) deposit $5,000,000 (such amount, together with interest accruing thereon, the “Shareholders’ Representative Expense Amount”) in immediately available funds into an account designated by the Shareholders’ Representative no later than three Business Days prior to Closing (the “Shareholders’ Representative Expense Account”) to be established and maintained by the Shareholders’ Representative (in its sole discretion in accordance with Section 9.13), (v) pay, or cause to be paid, the Estimated Closing Date Indebtedness in accordance with the Pay-Off Letters and (vi) pay, or cause to be paid, the Estimated Transaction Expenses to the parties owed such amounts as directed by the Shareholders’ Representative.

(c)    Post-Closing Statement. Within 90 days after the Closing Date, Parent shall prepare and deliver, or cause to be prepared and delivered, to the Shareholders’ Representative: a written statement (the “Post-Closing Statement”), setting forth (i) the actual Net Working Capital Amount as of the Effective Time (such amount, the “Closing Working Capital Amount”), (ii) the actual amount of Closing Date Cash (such amount, the “Closing Cash”), (iii) the actual amount of Closing Date Indebtedness (such amount, the “Closing Indebtedness”) and (iv) the actual amount of Company Transaction Expenses as of the Effective Time (such amount, the “Closing Transaction Expenses”). The Closing Working Capital Amount shall be prepared in accordance with GAAP and the Accounting Principles.

(d)    Dispute. Within 45 days following receipt by the Shareholders’ Representative of the Post-Closing Statement, if the Shareholders’ Representative plans to dispute the preparation or content of the Post-Closing Statement, then the Shareholders’ Representative will deliver written notice to Parent of such dispute, setting forth in reasonable detail the particulars and amounts of such dispute, including the basis therefor (the “Objection Statement”). If the Shareholders’ Representative does not deliver the Objection Statement to Parent within such 45-day period, then such Post-Closing Statement will be deemed to be final, conclusive and binding on Parent and the Former Holders. If the Shareholders’ Representative does deliver the Objection Statement to Parent within such 45-day period, the respective representatives of Parent and the Shareholders’ Representative shall meet and negotiate in good faith to resolve such dispute. Any item or amount as to which no dispute is raised in the Objection Statement will be deemed to be final, conclusive and binding on Parent and the Former Holders. If the respective representatives of Parent and the Shareholders’ Representative, notwithstanding such good faith effort, fail to resolve such dispute within 15 days after the delivery by the Shareholders’ Representative of the Objection Statement to Parent, then Parent and the Shareholders’ Representative shall engage KPMG LLP (or, if KPMG LLP does not so qualify, such other independent, nationally recognized, certified public accounting firm with no existing or prior conflicting relationship with any of the parties) (the “Arbitration Firm”) to resolve such dispute. As promptly as practicable thereafter, Parent and the Shareholders’ Representative shall each prepare and submit a written presentation solely with respect to the amounts that remain in dispute to the Arbitration Firm. As soon as practicable thereafter, Parent and the Shareholders’ Representative shall cause the Arbitration Firm to choose Parent’s or the Shareholders’ Representative’s position based solely upon the written presentations submitted by Parent and the Shareholders’ Representative and the definitions and other applicable provisions of this Agreement. There shall be no ex parte communications between either Parent or the Shareholders’ Representative and the Arbitration

Firm. All determinations made by the Arbitration Firm will be final, conclusive and binding on the parties, absent fraud or manifest error. Parent and the Former Holders shall share the fees and expenses of the Arbitration Firm in inverse proportion to the relative amounts subject to the Objection Statement that are determined in favor of such party, in accordance with the following formulas: (i) Parent shall pay a portion of such fees and expenses equal to the total fees and expenses multiplied by a fraction, the numerator of which is the dollar amount subject to the Objection Statement resolved in favor of the Shareholders’ Representative and the denominator of which is the total dollar amount subject to the Objection Statement and (ii) the Former Holders shall pay a portion of such fees and expenses equal to the total fees and expenses multiplied by a fraction, the numerator of which is the dollar amount subject to the Objection Statement resolved in favor of Parent and the denominator of which is the total dollar amount subject to the Objection Statement; provided, however, that any portion of the Arbitration Firm’s fees and expenses that are the responsibility of the Former Holders shall (A) first be paid out of the Shareholders’ Representative Expense Account and (B) then, only after the Shareholders’ Representative Expense Account has been fully exhausted or released, each Former Holder shall pay its respective Allocable Share of such balance of fees and expenses; provided, that no Former Holder shall be liable for any amounts in excess of the amounts actually received by such Former Holder pursuant to this Agreement. Parent and the Former Holders shall each be responsible for paying the fees and expenses of their own respective attorneys, accountants and other representatives in connection with the Objection Statement.

(e)    Access. For purposes of complying with the terms set forth in this Section 2.2, following the delivery of the Post-Closing Statement, Parent and the Surviving Company, on the one hand, and the Shareholders’ Representative, on the other hand, shall, and Parent and the Surviving Company shall cause their respective Subsidiaries to, cooperate with and make available to the Shareholders’ Representative and its Representatives during normal business hours all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Post-Closing Statement and the resolution of any dispute thereunder; provided, that the accountants of a party shall not be obligated to make any work papers available to any other party or its Representatives except in accordance with such accountant’s normal disclosure procedures, after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(f)    The amount of the Closing Working Capital Amount, the Closing Cash, the Closing Indebtedness and the Closing Transaction Expenses set forth on the Post-Closing Statement, in each case, (i) as accepted or deemed accepted under Section 2.2(d) or (ii) mutually determined under Section 2.2(d) or (iii) as determined after resolution by the Arbitration Firm in accordance with Section 2.2(d), shall constitute the “Final Working Capital Amount,” the “Final Cash,” the “Final Indebtedness” and the “Final Transaction Expenses” respectively, for the purposes of determining the Adjustment Amount.

(g)    Adjustment Amount. If (i) the Adjustment Amount is positive, then (A) Parent shall pay, or cause to be paid, to the Paying Agent the Adjustment Amount within three Business Days from the date on which the Adjustment Amount is finally determined pursuant to Section 2.2(f) by bank wire transfer of immediately available funds to the account or accounts designated in writing by the Paying Agent for payment to the Former Holders in accordance with this Agreement and the Paying Agent Agreement and (B) the full Adjustment Escrow Amount shall be released and paid to the Paying Agent for payment to the Former Holders in accordance with this Agreement and the Paying Agent Agreement, or (ii) the Adjustment Amount is negative then, (A) Parent will be entitled to receive that portion of the Adjustment Escrow Amount equal to the absolute value of the Adjustment Amount and (B) the remaining Adjustment Escrow Amount, if any, shall be released and paid to the Paying Agent for payment to the Former Holders in accordance with this Agreement and the Paying Agent Agreement; provided, however, that if the Adjustment Amount to be paid pursuant to clause (ii) above exceeds the Adjustment Escrow Amount, then Parent may instruct the Escrow Agent to pay such excess from the Indemnification Escrow Funds. Parent and the Shareholders’ Representative will deliver joint written instructions instructing the Escrow Agent to release the Adjustment Escrow Amount and, if applicable, the Indemnification Escrow Funds, in accordance with this Section 2.2(g) not later than the third Business Day following the date on which the Adjustment Amount is finally determined in accordance with this Section 2.2. Unless otherwise required under applicable Law, for all Tax purposes, any Adjustment Amount attributable to (x) Signode U.S. or any of its Subsidiaries shall be treated as an adjustment to the U.S. Share Consideration, and (y) the Company or any of its Subsidiaries (other than Signode U.S. or any of its Subsidiaries) shall be treated as an adjustment to the Aggregate Merger Consideration.

Section 2.3    Exchange of Book-Entry Shares.

(a)    Paying Agent. Prior to the Effective Time, Parent and the Shareholders’ Representative shall enter into the Paying Agent Agreement with the Paying Agent for the purpose of exchanging Company Common Shares for the Aggregate Merger Consideration. Parent shall deposit, or cause to be deposited, the Closing Date Merger Consideration with the Paying Agent at or prior to the Effective Time. Any portion of the Aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to the Former Holders, be invested by the Paying Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Paying Agent for purposes of paying the Aggregate Merger Consideration. No investment by the Paying Agent of the Aggregate Merger Consideration shall relieve Parent, the Surviving Company or the Paying Agent from making the payments required by this Article II and Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.3(a). No investment by the Paying Agent of the Aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Paying Agent, from time to time as needed, additional cash to pay the Aggregate Merger Consideration as contemplated by this Article II without interest.

(b)    Payment Procedures. Promptly after the Effective Time (but in no event more than two Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each Former Holder (i) a letter of transmittal in form and substance reasonably satisfactory to Parent and Shareholders’ Representative (which shall include, among other things, an executed consent to the appointment of the Shareholders’ Representative, a release in favor of the Company and its Subsidiaries and customary representations and warranties, including with respect to ownership of the Company Common Shares and Options, as applicable, free and clear of all Liens) and (ii) instructions for use in effecting the surrender of the Book-Entry Shares in exchange for payment of such Former Holder’s allocable portion of the Aggregate Merger Consideration. Upon surrender of the Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the Former Holder of such Book-Entry Shares shall be entitled to receive in exchange therefor, subject to any required withholding taxes, such Former Holder’s allocable portion of Aggregate Merger Consideration, without interest, for each Company Common Share surrendered in accordance with this Agreement. If any payment of a Former Holder’s allocable portion of the Aggregate Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of such Former Holder’s allocable portion of the Aggregate Merger Consideration to a Person other than the registered holder of such Book-Entry Share surrendered or shall have established to the reasonable satisfaction of the Surviving Company that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.3(b), each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the allocable portion of the Aggregate Merger Consideration attributable to such Book-Entry Share as contemplated by this Article II, without interest.

(c)    Transfer Books; No Further Ownership Rights in Company Common Shares. The Aggregate Merger Consideration paid in respect of Company Common Shares upon the surrender for exchange in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Shares, and after the Effective Time, there shall be no further registration of transfers on the register of members of the Surviving Company of the Company Common Shares that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, the Former Holders of Book-Entry Shares that evidenced ownership of Company Common Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Shares other than the right to receive such Former Holder’s allocable portion of the Aggregate Merger Consideration, except as otherwise provided for herein or by applicable Law.

(d)    Termination of Fund. At any time following the first anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any portion of the Aggregate Merger Consideration, that may be payable upon surrender of any Company Common Shares held by such Former Holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such Former Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(e)    No Liability. Notwithstanding any provision of this Agreement to the contrary, none of Parent, Merger Sub, the Company, the Surviving Company, the Shareholders’ Representative or the Paying Agent shall be liable to any Person for any portion of the Aggregate Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)    Withholding Taxes. Parent, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a Former Holder pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”), or under any applicable provision of state, local or foreign Law related to Taxes. To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Company or the Paying Agent, such information shall be requested prior to any such withholding.

Section 2.4    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Common Shares that are issued and outstanding immediately prior to the Effective Time which are held by a shareholder who did not vote in favor of the Merger and who is entitled to apply for and properly applies for appraisal of such shares pursuant to, and complies in all respects with, the provisions of Section 106 of the Companies Act (the “Dissenting Shareholders”) shall not be converted into or be exchangeable for the right to receive the allocable portion of the Aggregate Merger Consideration (the “Dissenting Shares”), but instead such Dissenting Shareholder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to Section 106 of the Companies Act (and at the Effective Time, such Dissenting Shares shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and such Dissenting Shareholder shall cease to have any rights with respect thereto, except the rights set forth in Section 106 of the Companies Act), unless and until such Dissenting Shareholder shall have effectively withdrawn or lost rights to appraisal under the Companies Act. If any Dissenting Shareholder shall have effectively withdrawn or lost such right, such Dissenting Shareholder’s Company Common Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the allocable portion of the Aggregate Merger Consideration for such Company Common Shares, in accordance with Section 2.1, without any interest thereon and less any applicable withholding taxes. The Company shall give Parent (i) prompt notice of any written applications for appraisal of any Company Common Shares, attempted withdrawals of such applications and any other instruments served pursuant to the Companies Act and received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to applications for appraisal under the Companies Act. Notwithstanding the foregoing, for the avoidance of doubt, this Section 2.4 shall not in any way limit or derogate the Company’s obligations pursuant to Section 5.2.

Section 2.5    Treatment of Equity Awards.

(a)    Each Exercisable Option shall, immediately prior to the Effective Time, be canceled and terminated in exchange for the right to receive an amount in cash equal to the product of: (A) (i) Estimated Per Share Merger Consideration plus (ii), if and when paid or distributed, its Allocable Share of any amounts distributed to the Former Holders pursuant to Section 2.2(g), Section 8.7 or Section 9.13(d) minus (iii) the exercise price per share of Company Common Shares applicable to such Exercisable Option, multiplied by (B) the number of Company Common Shares with respect to which such Exercisable Option shall not theretofore have been exercised, less all applicable Taxes required to be withheld with respect to such payment (the “Option Merger Consideration”). The Paying Agent shall pay the portion of the Option Merger Consideration payable to each holder of an Exercisable Option to the Surviving Company (on behalf of the holders of Exercisable Options), as soon as reasonably practicable following the Paying Agent’s receipt of such amounts; provided that such holder of an Exercisable Option has duly completed and validly executed a letter of transmittal in accordance with Section 2.3(b). Upon receipt of the payment pursuant to the foregoing sentence and subject to Section 2.5(b), the Surviving Company shall, in turn, pay or cause to be paid, without interest, through the payroll system of the Surviving Company or any Subsidiary thereof, such portion of the Option Merger Consideration received by the Surviving Company to the applicable holder of an Exercisable Option. For the avoidance of doubt, any Option that is not an “Exercisable Option” as of the Effective Time shall be cancelled and terminated without the right to receive any amount under this Agreement or otherwise.

(b)    The Surviving Company shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.5 to any Former Holder such amounts as the Surviving Company is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, or local Law related to Tax, and the Surviving Company shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Company, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the Former Holder in respect of which such deduction and withholding was made by the Surviving Company.

(c)    The Company’s Equity Incentive Plan shall terminate at or immediately prior to the Effective Time. At or prior to the Closing, the Company shall deliver to Parent documentation reasonably evidencing such termination.

(d)    Prior to the Effective Time, the Company shall take all actions necessary (including providing any required notices and obtaining any required consents) to ensure that, following the Effective Time, no Options shall be outstanding and no Person other than Parent shall have any right to acquire, or shall have any ownership interest in, equity securities of the Company or any Subsidiary thereof.

Section 2.6    Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the issued and outstanding share capital of the Company shall occur as a result of any reclassification, share subdivision (including a reverse share subdivision) or consolidation, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period, the Aggregate Merger Consideration shall be equitably adjusted; provided, however, that nothing in this Section 2.6 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as disclosed in the Disclosure Schedules:

Section 3.1    Organization and Qualification.

(a)    The Company and its Subsidiaries are duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of their respective jurisdiction of organization, formation or incorporation, as applicable and as specified in Section 3.1(a) of the Disclosure Schedules. The Company and its Subsidiaries have all requisite corporate or similar organizational power and authority necessary to own or lease their respective properties and assets and to carry on their respective business as presently conducted in all material respects, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The Company and its Subsidiaries are duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of their respective business or the ownership of their respective assets makes such qualification necessary, except where the failure to be so qualified (i) in the case of the Company, would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of the Company to enter into and perform their obligations under this Agreement or consummate the Transactions contemplated by the Transaction Documents, and (ii) otherwise has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent and Merger Sub true and complete copies of the Organizational Documents of the Company and its Subsidiaries, and all respective amendments thereto, as currently in effect. The Company and its Subsidiaries are not in material violation of any provision of their respective Organizational Documents.

Section 3.2    Capitalization. Section 3.2 of the Disclosure Schedules sets forth an accurate and complete list of (a) the Company and its Subsidiaries, (b) the authorized share capital of the Company, (c) the issued and outstanding share capital of the Company, (d) the legal ownership of the Company and its Subsidiaries and (e) with respect to each holder of stock options outstanding as of the date of this Agreement, (i) the number of Company Common Shares underlying stock option awards held by such holder, and (ii) the number of vested and unvested Company Common Shares underlying such holder’s stock option awards as of the date of this Agreement. Except as set forth in Section 3.2 of the Disclosure Schedules, all of the Subsidiaries of the Company are owned beneficially, directly or indirectly, and of record by the Company, free and clear of any Liens other than Permitted Liens and transfer restrictions imposed thereon by Law. Except as set forth on Section 3.2 of the Disclosure Schedules, there is no (i) existing option, warrant, call, right or agreement to which the Company or any of its Subsidiaries is a party requiring, and there are no securities of the Company or any of its Subsidiaries outstanding that upon conversion or exchange would require, an increase to the value of any share capital, limited liability company interest or partnership interest of the Company or any of its Subsidiaries, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any share capital, limited liability company interest or partnership interest of the Company or any of its Subsidiaries, (ii) share capital of, partnership interests that represent the corporate capital of, or other equity interests in the Company or any of its Subsidiaries that are reserved for issuance or (iii) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of the Company or any of its Subsidiaries may vote. All of the equity interests were duly authorized and validly issued, fully paid and nonassessable (to the extent such concept is relevant to the Company and its Subsidiaries), and are free and clear of, and were not issued in violation of, any conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights or other similar rights or restrictions on transfer (other than restrictions under applicable Law). Except as set forth on Section 3.2 of the Disclosure Schedules, the Company does not own or hold any equity interest in any Person other than its Subsidiaries. There are no declared or accrued unpaid dividends with respect to any Company Common Shares (other than as might arise, and be declared by the Company, in connection with the U.S. Share Transaction).

Section 3.3    Authorization; Noncontravention.

(a)    The Company has all requisite corporate or equivalent organizational powers and authority to execute and deliver this Agreement and each other Transaction Document to be executed, subject to obtaining Company Shareholder Approval (which shall be obtained upon receipt of the written consent of the Carlyle Shareholder and the other shareholders who sign the Company Shareholder Approval immediately after the execution of this Agreement), and to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated on its part hereby and thereby. This Agreement and each Transaction Document to be executed by the Company has been duly authorized, executed and delivered by the Company and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)    Except as set forth in Section 3.3(b) of the Disclosure Schedules, the execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by the Company, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by the Company of its obligations hereunder and thereunder will not (i) violate any provision of the Company’s Organizational Documents, (ii) violate or result in a breach of, or constitute a default or require a consent under or require the payment of a penalty or increased fees under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which the Company or any of its Subsidiaries is or would be entitled under any provision of any Contract to which the Company or any of its Subsidiaries is party, (iii) assuming compliance with the matters referred to in Section 3.4, violate or result in a breach of any Law or Permit applicable to the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, except, with respect to clauses (ii), (iii) and (iv): (A) in the case of the Company, as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of the Company to enter into and perform their obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents and (B) otherwise has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding anything to the contrary set forth in this Agreement, the representation and warranty set forth in Section 3.3(b)(ii) above shall not apply to the U.S. Share Transaction to the extent it otherwise would not have applied as a result of the Merger.

(c)    The board of directors of the Company, at a meeting duly called and held, has (i) approved and declared advisable and fair this Agreement, the Merger Agreement and the Transactions, and (ii) resolved to recommend that the shareholders of the Company adopt this Agreement and the Merger Agreement.

Section 3.4    Governmental Approvals. Except for (a) the requisite filing with the Bermuda Registrar of Companies pursuant to the Companies Act, (b) filings required under, and compliance with other applicable requirements of, the HSR Act and the Competition Laws in the jurisdictions set forth on Section 6.1 of the Disclosure Schedules, and (c) the consent of the Bermuda Monetary Authority, if required by Law, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5    Financial Statements.

(a)    Section 3.5(a) of the Disclosure Schedules sets forth true, complete and correct copies of the (i) audited consolidated statements of financial position of the Company and its Subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, group equity, and cash flows for each of the two years in the period ended December 31, 2016 (the “Audited Financial Statements”), and (ii) the unaudited consolidated statements of financial position of the Company and its Subsidiaries for the nine-month period ended as of September 30, 2017, and the related unaudited consolidated statements of income, comprehensive income, group equity, and cash flows for the nine-month period ended as of September 30, 2017, which were reviewed by the Company’s independent auditor in accordance with GAAP (the “Balance Sheet”; and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (A) have been prepared from, are in accordance with, and accurately reflect the books and records of Company in all material respects (except as may be indicated in the notes thereto), (B) fairly present in all material respects the consolidated financial position and consolidated results of operations and cash flows of the Company as of the respective dates or for the respective time periods set forth therein and (C) have been prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the Balance Sheet, for normal and recurring year-end adjustments, the effect of which would not be material, individually or in the aggregate).

(b)    Except as set forth in Section 3.5(b) of the Disclosure Schedules, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have any Liabilities or obligations, other than (i) Liabilities or obligations reflected in, or reserved against, or otherwise described on, the Financial Statements (including any notes thereto), (ii) Liabilities or obligations which were incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date, (iii) Liabilities or obligations incurred to effect the transactions contemplated by this Agreement or any of the other Transaction Documents or (iv) Liabilities or obligations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)    The Company maintains a system of internal accounting controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP in all material respects.

Section 3.6    Absence of Certain Changes. Except for actions taken to effect the Transactions contemplated by this Agreement, from the Balance Sheet Date through the date of this Agreement, (a) there has not been any change, event, occurrence, development or effect which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) the business has been conducted in the ordinary course consistent with past practice in all material respects, and (c) none of the Company or its Subsidiaries has taken any action that would, if taken by the Company or its Subsidiaries from the date hereof through the Closing Date, require the consent of Parent under Section 5.1.

Section 3.7    Litigation. There are no Actions currently pending by or before any Governmental Authority or, to the Knowledge of the Company, threatened against the Company and its Subsidiaries that (i) in the case of Company, would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of the Company to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, and (ii) otherwise would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or has been or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. In the preceding three years, there has been no order, writ, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Authority purporting to enjoin or restrain the execution, delivery and performance by the Company of the Transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.8    Compliance With Laws; Permits.

(a)    Except with respect to (i) compliance with Law concerning employee matters (as to which certain representations and warranties are made pursuant to Sections 3.10 and 3.11), (ii) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.12), and (iii) compliance with Law concerning Taxes (as to which certain representations and warranties are made pursuant to Section 3.9), and except as set forth in Section 3.8(a) of the Disclosure Schedules, the Company and its Subsidiaries are not, nor in the preceding two years have been, in conflict with, default under or violation of, or to the Company’s Knowledge are being, or in the preceding two years have been investigated for, or are, or in the preceding two years have been, to the Company’s Knowledge, charged by any Governmental Authority with a violation of, any Law applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries are bound or affected, except for conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 3.8(a) of the Disclosure Schedules, no investigation or review by any Governmental Authority with respect to the Company or its Subsidiaries is pending or, to Company’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any such investigation or review, except for such investigations or reviews, the outcomes of which if determined adversely to the Company or its Subsidiaries, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)    Except as set forth in Section 3.8(b) of the Disclosure Schedules, the Company and its Subsidiaries possess all governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the business of the Company and its Subsidiaries as currently conducted (the “Permits”), except when the failure to possess such Permit would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 3.8(b) of the Disclosure Schedules, all Permits are in full force and effect, and there are no Actions pending or, to the Company’s Knowledge, threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 3.8(b) of the Disclosure Schedules, none of the Company and its Subsidiaries are in default, and, to the Knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default, under the Permits, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Notwithstanding anything to the contrary set forth in this Agreement, the representation and warranty set forth in this Section 3.8(b) shall not apply to the U.S. Share Transaction to the extent it otherwise would not have applied as a result of the Merger.

(c)    Neither the Company, nor any of its Subsidiaries, nor any director, officer, employee nor, to the Knowledge of the Company, any agent or other Person acting for or on behalf of the Company or any of its Subsidiaries (in the case of directors, officers, employees, agents, and other Persons acting for or on behalf of the Company or any of its Subsidiaries, in connection with activities undertaken on behalf of the Company or any of its Subsidiaries) is or, in the last three years, has been in violation of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption or anti-money laundering laws applicable to the Company and its Subsidiaries in any manner that would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, including any matter disclosed to a Governmental Authority. No officer, director or, to the Knowledge of the Company, any employee of the Company or its Subsidiaries or agent acting on behalf of the Company or any of its Subsidiaries, is a Government Official.

(d)    Neither the Company nor any of its Subsidiaries is, or in the preceding three years (i) has been in violation of any Export Control Laws or Import Laws in any manner that would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (ii) has received any notice alleging any violation by the Company or its Subsidiaries of any Export Control Law or Import Law that would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e)    Except as set forth in Section 3.8(e) of the Disclosure Schedules, as of the date of this Agreement, neither the Company nor any of its Subsidiaries, nor any director or officer, or, to the Knowledge of the Company, agent, employee or other Person acting for or on behalf of the Company or any of its Subsidiaries, is importing or, in the last three years, has imported any products or materials for which final liquidation has not yet occurred which are subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation.

(f)    The Company and its Subsidiaries, and their respective practices with regard to the collection, processing, storage, sharing, transfer, security and use of personal data (including, personally identifiable information) (“Data Practices”), are and have been in the preceding three years in compliance with all applicable Laws related to Data Practices, including privacy and data protection laws in any applicable jurisdiction, other than as has not been, and would not reasonably be expected, individually or in the aggregate, to be, material to the Company and its Subsidiaries, taken as a whole, and further, to the Knowledge of Company, no

Person (including a Governmental Authority) has claimed, or has a legitimate claim for, Damages (including fines or penalties) from any Company or Subsidiary for a violation of the foregoing or otherwise arising out of the Data Practices.

Section 3.9    Tax Matters. Except as set forth in Section 3.9 of the Disclosure Schedules:

(a)    Each of the Company and its Subsidiaries have timely filed with the appropriate Taxing Authority all material Tax Returns required to be filed by it, and all such Tax Returns are accurate and complete in all material respects. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions of time not requiring the consent of any Taxing Authority.

(b)    All material Taxes that have become due and payable by each of the Company and its Subsidiaries have been paid or adequate reserves have been established and maintained in accordance with GAAP (including with respect to ongoing audits). No claim has been made from May 1, 2014 to the date hereof by an authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to a material amount of Taxes in that jurisdiction, which claim has not been satisfied or withdrawn.

(c)    There are currently no material deficiencies for Taxes due from the Company or any of its Subsidiaries that have been claimed, proposed or assessed, in each case, in writing, by any Taxing Authority for any taxable period for which the period of assessment remains open. There are no pending audits, claims, assessments, administrative proceedings or other Actions for or relating to any material Tax Liability of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has (i) received written notice from any Taxing Authority indicating an intent to open an audit or other review (other than audits that are currently pending or already closed) or (ii) waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to any assessment or deficiency of a material amount of Taxes which waiver has not expired or been terminated. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been sought from, entered into or issued by any Taxing Authority directly related to the Company or any of its Subsidiaries that remain in effect.

(d)    There are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(e)    All material Taxes that the Company or its Subsidiaries are required to withhold or collect have been duly withheld or collected and have been paid, to the extent required by applicable Law, to the proper Taxing Authority. The Company and its Subsidiaries complied in all material respects with the rules and regulations relating to the withholding and remittance of Taxes.

(f)    Excluding any period of time during which any of the Company, its Subsidiaries, or their predecessors was a Subsidiary of Illinois Tool Works Inc., and any agreement or Liability relating to such a period of time, neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) since May 1, 2014 or (ii) any material Liability for the Taxes of any Person (other than the Company or its Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, or (C) under any Tax Sharing Agreement.

(g)    Neither the Company nor any of its Subsidiaries has engaged in any “listed transactions” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code from May 1, 2014 to the date hereof.

(i)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (iv) any installment sale or open transaction, (v) any prepaid amount received or paid, or (vi) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any taxable period ending on or prior to the Closing Date.

(j)    Neither the Company nor any of its Subsidiaries is or has been within the five-year period described by Section 897(c)(1) of the Code a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(k)    Neither the Company nor its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized that would give rise to a material amount of Tax.

(l)    The representations in this Section 3.9 are the sole and exclusive representations made by the Company with respect to any matters relating to Taxes.

Section 3.10    Employee Matters.

(a)    Except as set forth in Section 3.10(a) of the Disclosure Schedules, with respect to the Company Employees, each of the Company and its Subsidiaries, are, and for the past two years, have been, in material compliance with all applicable Laws respecting labor, employment, and employment practices, including provisions thereof relating to discrimination and fair employment practices, labor, terms and conditions of employment, wages and hours, classification of employees and independent contractors, meal and rest breaks, employment standards, human rights, occupational safety, immigration workers’ compensation, language of work, and plant closings. Except as set forth in Section 3.10(a) of the Disclosure Schedules, there are no complaints, lawsuits, charges, arbitrations, labor union grievances, governmental investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries brought by or on behalf of any current or former Company Employee, relating to compliance with any such Laws which would reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)    Except as set forth in Section 3.10(b) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Bargaining Agreement and there are no labor unions, works councils or other labor organizations or employee representative bodies representing any Company Employee or, to the Knowledge of the Company, engaged in any organizing activity with respect to representing any Company Employee (and to the Knowledge of the Company no such organizing activities have occurred within the preceding two years). During the past two years, there has not been and, to the Knowledge of Company there is not presently pending, existing, or threatened, any strike, lockout, slowdown, picketing, demand for recognition, election petition, or work stoppage with respect to any Company Employee, and to the Knowledge of the Company, no question concerning the representation of any Company Employee by any labor union, works council or other labor organization or employee representative body exists. With respect to the Transactions contemplated by this Agreement, each of the Company and its Subsidiaries has provided or prior to the Closing will provide all legally required notices to Company Employees and/or their representatives, and each of the Company and its Subsidiaries has satisfied or will have satisfied all bargaining, consultation, consent or similar obligations.

(c)    During the past two years, neither the Company nor any of its Subsidiaries has ordered or implemented any “plant closing,” “mass layoff” or similar group employment termination that required the issuance of notice under the Worker Adjustment and Retraining Notification Act or any similar U.S. Law (collectively “WARN”), and no such action is presently planned as of the date hereof.

Section 3.11    Employee Benefits Matters.

(a)    Section 3.11(a) of the Disclosure Schedules lists each U.S. Company Plan and each material Foreign Company Plan designated by the applicable country in which such Company Plan is maintained. The Company has made available to Parent, as applicable with respect to each Benefit Plan maintained in the United States or covering any Person residing or primarily working in the United States (each, a “U.S. Company Plan”), true and complete copies of (i) each U.S. Company Plan, including all amendments thereto, and in the case of an unwritten U.S. Company Plan, a written description thereof, (ii) all material trust documents, investment management contracts, custodial agreements, third-party administration agreements, business associate agreements and insurance contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual report (Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) the most recent summary annual report, actuarial report and financial statement, (vii) all material notices and filings received or sent during the last three years concerning IRS or Department of Labor audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code and “reportable events” within the meaning of Section 4043 of ERISA and (viii) all policies and procedures established to comply with the privacy and security rules of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). In addition, the Company has used reasonable efforts to make available to Parent, with respect to each material Foreign Company Plan, a copy of the plan document.

(b)    None of the Company or any of its Subsidiaries or ERISA Affiliates maintains, contributes to, is required to contribute to, or has any liability (contingent or otherwise) with respect to, any employee benefit plan that is subject to Title IV or Section 302 of ERISA or Sections 412 or 430 of the Code. Neither the execution of this Agreement nor the consummation of the Transactions contemplated by this Agreement shall trigger any Liability for the Company, Parent or their Subsidiaries under Title IV or Section 302 of ERISA or Sections 412 or 430 of the Code with respect to any U.S. Company Plan. No liens under Section 430(k) of the Code or Section 4068 of ERISA have arisen on the assets of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no event has occurred and no condition exists that could reasonably be expected to subject the Company or any of its Subsidiaries to any Liability under Title IV or Section 302 of ERISA (other than Liability of an ERISA Affiliate for routine premium payments due to the Pension Benefit Guaranty Corporation (“PBGC”)) or Sections 412 or 430 of the Code. None of the Company or any of its Subsidiaries or ERISA Affiliates (i) contributes to or is required to contribute to a “multiemployer plan” (as defined in Section 3(37) of ERISA) that is subject to ERISA or (ii) has any withdrawal Liability (within the meaning of Section 4201 of ERISA), contingent or otherwise, that has not been satisfied in full as of the date hereof.

(c)    Each U.S. Company Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (a copy of which has been provided to Parent) that such U.S. Company Plan is qualified under Section 401(a) of the Code, or has pending or is within the remedial amendment period in which to file an application for such determination from the IRS, and the related trusts are exempt from tax under Section 501(a) of the Code, and to the Knowledge of the Company, nothing has occurred and no circumstances exist that could adversely affect such qualified status.

(d)    Since May 1, 2014, each U.S. Company Plan has been established, maintained, operated, funded and administered in compliance in all material respects with its terms and with all applicable Law (including ERISA, the Code, HIPAA, and the Patient Protection and Affordable Care Act). None of the Company Plans are presently under any material audit, examination or, to the Knowledge of the Company, investigation (nor has notice been received of any potential audit, examination or investigation) by any Governmental Authority. Other than routine individual claims for benefits payable in the normal operation of the Company Plans, there are no material proceedings, suits or claims pending or, to the Knowledge of the Company, threatened with respect to any Company Plan. Except as set forth on Section 3.11(d) of the Disclosure Schedules, no U.S. Company Plan provides, nor have the Company or any of its Subsidiaries promised to provide, life, health or other welfare benefits to any employee, officer, director or other service provider of the Company or any of its Subsidiaries (or spouse or dependent thereof) beyond termination of employment or service or retirement, except as required by applicable Law, including Section 4980B of the Code or similar U.S. state Law.

(e)    With respect to each Benefit Plan maintained outside of the United States or covering any Person residing or primarily working outside of the United States (each, a “Foreign Company Plan” and together with the U.S. Company Plans, the “Company Plans”), except as would not reasonably be expected to result in a material Liability to the Company (i) the Company and its Subsidiaries have performed the obligations required thereunder, (ii) each Foreign Company Plan complies in form and operation with all applicable Laws, (iii) all payments (including premiums due) and all employer and employee contributions required to have been collected have been paid when due, or if applicable, accrued on the balance sheet of the Company or its Subsidiaries, (iv) no Taxes, penalties or fees are owing or assessable under or against, or with respect to, any Foreign Company Plan, (v) each Foreign Company Plan that is required to be registered with a Governmental Authority is so registered, (vi) no event has occurred and, to the Knowledge of the Company, no circumstances exist with respect to any Foreign Company Plan which is tax-qualified or registered under applicable Law, which could adversely affect such tax-qualified status or registration of such Foreign Company Plan, or which would entitle any Person (without the consent of the sponsor of such Foreign Company Plan) to wind up or terminate any such Foreign Company Plan, in whole or in part, (vii) with respect to any Foreign Company Plan providing retirement or termination benefits, the fair market value of the assets of each such Foreign Company Plan and the liability of each insurer for any such Foreign Company Plan funded through insurance or the book reserve established for any such Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants (and their beneficiaries) in such Foreign Company Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Plan, and (viii) the Company and its Subsidiaries met all minimum funding obligations required by applicable Law.

(f)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereby will (either alone or in conjunction with any other event, such as a termination of employment), other than as required by applicable Law, (i) result in any payment or benefits (including severance, parachute or otherwise) becoming due to any Senior Executive under any U.S. Company Plan or otherwise, (ii) increase any compensation or benefits otherwise payable under any U.S. Company Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits (other than in accordance with Section 2.5 of this Agreement), (iv) require any contributions or payments to fund any obligations under any U.S. Company Plan or (v) limit the right to merge, amend or terminate any U.S. Company Plan, other than as provided in Section 5.7 of this Agreement.

(g)    No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the Transactions contemplated by this Agreement by any employee, officer, director or independent contractor of the Company or any of its affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Plan, or otherwise would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(h)    Each U.S. Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A of the Code) is in documentary and operational compliance in all material respects with the requirements of Section 409A of the Code and the applicable regulations and guidance issued thereunder. Neither the Company nor any Subsidiary of the Company has any obligation to indemnify, pay or reimburse any Person for any Taxes imposed under Section 4999 or 409A of the Code. Each Option was granted with a per share exercise price that was no less than the fair market value of the underlying shares on the date on which such Option was granted.

Section 3.12    Environmental Matters.

(a)    Except for those matters that would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and except as set forth in Section 3.12(a) of the Disclosure Schedules:

(i)    the Company and its Subsidiaries and the Real Property of the Company and its Subsidiaries are, and for the past three years have been, in compliance with all applicable Environmental Laws, including but not limited to any Permits required by applicable Environmental Laws;

(ii)    (A) no written notice, claim, request for information, order, complaint, penalty or demand has been received by the Company or any of its Subsidiaries and (B) there is no Action against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, which (1) alleges the actual or potential violation of or noncompliance with any Environmental Law or any Permit required by any applicable Environmental Law, alleges any actual or potential Liability, obligation, costs or Damages arising under or relating to any Environmental Law including without limitation any remedial, natural resource, response, removal or corrective obligations, or seeks to revoke, amend, modify or terminate any Permit required by any applicable Environmental Law, (2) relates to the Company or any of its Subsidiaries or the Real Property or any former real property owned, operated or leased by the Company or any of its Subsidiaries or any Assumed Liability (as defined in the Global Separation Agreement) and (3) has not been settled, dismissed, paid or otherwise resolved without ongoing Liability, obligations or costs prior to the date hereof;

(iii)    to the Knowledge of the Company, no Environmental Conditions are present in a condition that requires investigation, remediation or other response action at any currently or formerly owned, operated or leased property or facility relating to the Company or any of its Subsidiaries or the Real Property;

(iv)    to the Knowledge of the Company, none of the Company, its Subsidiaries or any other Person has treated, stored, disposed of at, arranged for the disposal of at, or transported to any location not currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, any Hazardous Substance generated by the Company or any of its Subsidiaries so as to give rise to any Liability of the Company or any Subsidiary under any Environmental Law; and

(v)    neither the execution nor Closing of this Agreement will result in any obligations for site investigation or cleanup, or consent of any Governmental Authorities pursuant to any Environmental Laws.

(b)    Except with respect to the Assumed Liabilities (as defined in the Global Separation Agreement) and for those matters that would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has assumed by agreement the environmental, health or safety Liabilities of any other Person or agreed to indemnify any other Person for such Liabilities.

(c)    This Section 3.12, and with respect to environmental matters, Sections 3.5(b), 3.8(b), 3.14 and 3.22, constitute the sole and exclusive representations and warranties of the Company regarding environmental matters, including without limitation all matters arising under Environmental Laws.

Section 3.13    Intellectual Property.

(a)    Section 3.13(a) of the Disclosure Schedules contains a list of all active (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case, owned by the Company or any of its Subsidiaries (collectively, the “Company Registered Intellectual Property”). To the Knowledge of the Company, to the extent that each item of Company Registered Intellectual Property has been issued or registered it has been applied for and issued or registered, as the case may be, in accordance with applicable Law. The Company Intellectual Property is free and clear of all Liens other than Permitted Liens. No Person, other than the Company or its Subsidiaries, owns any Company Registered Intellectual Property, except as set forth in Section 3.13(a) of the Disclosure Schedules or in a Contract listed in Section 3.17(a) of the Disclosure Schedules.

(b)    The Company and its Subsidiaries are the sole and exclusive owners of the Company Intellectual Property, free and clear of all Liens other than Permitted Liens. No Action is pending, or to the Knowledge of the Company, is threatened, which challenges the validity, enforceability, or registration of any of the Company Registered Intellectual Property after it was issued or which challenges the ownership or use of any of the Company Intellectual Property.

(c)    The Intellectual Property owned or purported to be owned, in whole or in part, by the Company or any one or more of its Subsidiaries (collectively, the “Company Intellectual Property”) together with the Intellectual Property licensed to the Company or its Subsidiaries under the agreements listed in Section 3.17(a)(vi) of the Disclosure Schedules or other agreements not required to be listed therein includes all Intellectual Property owned by or licensed to the Company and its Subsidiaries and used or held for use in, and is sufficient for, the conduct of the business in the manner currently conducted. Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise materially interfere with the conduct of the business in substantially the manner currently conducted, the execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by the Company, the consummation of the Transactions contemplated hereby and thereby, and the fulfillment of and the performance by the Company of its obligations hereunder and thereunder will not result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of any of the Company or its Subsidiaries in any Company Intellectual Property.

(d)    Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company or its Subsidiaries, taken as a whole, or otherwise materially interfere with the conduct of the business of the Company and its Subsidiaries in substantially the manner currently conducted, and except as set forth in Section 3.13(d) of the Disclosure Schedules, to the Knowledge of the Company, the conduct of the business by the Company or any of its Subsidiaries does not currently, and has not, to the Knowledge of the Company, during the preceding two years, infringe, misappropriate, dilute, or otherwise violate, any Intellectual Property of any other Person. Neither the Company nor any of its Subsidiaries have received any charge, complaint, claim, demand, or notice during the past three years (or earlier, if presently not resolved) alleging any infringement, misappropriation, dilution, or other violation of the Intellectual Property of any other Person by the Company or any of its Subsidiaries in their conduct of the business. To the Knowledge of the Company, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company or its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to result in a Company Material Adverse Effect, and except as set forth in Section 3.13(d) of the Disclosure Schedules, no Person is infringing, misappropriating, diluting, or otherwise violating any Company Intellectual Property, and no Person has during the preceding two years, infringed, misappropriated, diluted, or otherwise violated any Company Intellectual Property.

(e)    The computer systems, servers, workstations, routers, hubs, switches, circuits, networks, and other information technology equipment, hardware and Software owned, licensed, leased or controlled by the Company or any of its Subsidiaries (collectively, the “Company IT Assets”) have not materially malfunctioned or failed within the preceding three years. The Company and its Subsidiaries have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. The Company has an information security program and incident response plan in place that is commercially reasonable and appropriate for the business in the manner currently conducted. To the Knowledge of the Company, the Company and its Subsidiaries (taken as a whole) have not, in the preceding three years, experienced any data security breach, breach of security, or failure (as defined by applicable Laws), or data security incidents, or ransomware incidents, other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company or its Subsidiaries, taken as a whole, or otherwise materially interfere with the conduct of the business of the Company and its Subsidiaries in substantially the manner currently conducted, the Company and its Subsidiaries have used commercially reasonable efforts to (i) protect the confidentiality of trade secrets and confidential or proprietary information used in the conduct of the business of the Company and its Subsidiaries, and (ii) cause their respective employees, contractors and consultants to execute valid and enforceable agreements with respect to “work made for hire” arrangements, invention assignment and confidentiality obligations for the protection and assignment of Company Intellectual Property.

(g)    Notwithstanding whether any representation or warranty in this Article III could be interpreted to be a representation or warranty applicable to matters involving Intellectual Property, only this Section 3.13, Section 3.3(b), Section 3.7, Section 3.8(f) (except, for the avoidance of doubt, this Section 3.13 contains the sole representation and warranty with respect to non-infringement of Intellectual Property), Section 3.17 (a)(i), (ii), (iv), (v), (vi), (vii), (ix), and (xi) (and 3.17(b) as applicable thereto) and Section 3.18 shall be so interpreted and apply.

Section 3.14    Insurance.

(a)    The Company has made available to Parent true and correct summaries of all material policies of property, liability, workers’ compensation and other forms of insurance owned or held by Company or any of its Subsidiaries (not including any Company Plan). Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) all such policies are in full force and effect, all premiums due and payable have been paid, no written notice of cancellation or termination has been received with respect to any such policy, and there is no existing default with respect to any such policy and (ii) there is no material claim by the Company or any of its Subsidiaries pending under any such policy as to which coverage has been denied or disputed by the underwriters of such policy or in respect of which such underwriters have reserved their rights.

Section 3.15    Real Property.

(a)    Section 3.15(a)(i) of the Disclosure Schedule sets forth an accurate and complete list of the Owned Real Property that is material to the business of the Company and its Subsidiaries (the “Scheduled Owned Real Property”). Section 3.15(a)(ii) of the Disclosure Schedules sets forth an accurate and complete list of the Leased Real Property that contains manufacturing and assembly facilities (the “Scheduled Leased Real Property” and, together with the Scheduled Owned Real Property, the “Scheduled Real Property”).

(b)    The Real Property owned or leased by the Company or any of its Subsidiaries constitutes all the material real property that is used or held for use primarily in the conduct of the business of the Company and its Subsidiaries as currently conducted. No Person other than the Company or any of its Subsidiaries has the right to use the Scheduled Real Property. There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings, expropriation or other proceeding in eminent domain with respect to any Scheduled Real Property. With respect to the Scheduled Owned Real Property, (i) the Company and its Subsidiaries have good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens and (ii) other than the rights of Parent and Merger Sub pursuant to this Agreement, to the Knowledge of the Company, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Scheduled Owned Real Property or any portion thereof or interest therein.

(c)    Section 3.15(c) of the Disclosure Schedules sets forth an accurate and complete list of any lease covering Scheduled Leased Real Property (the “Leases”). Each Lease is a valid and binding agreement of the party thereto, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, and except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. None of the Company or any of its Subsidiaries are in default of, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by the Company or any of its Subsidiaries under any Lease, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no other party to a Lease is in default of such Lease, except for any such defaults that would not reasonably be expected, individually or in the aggregate, result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company has delivered to Parent a true and complete copy of each Lease (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) to the extent in Company’s possession and readily available. Neither the Company nor any of its Subsidiaries’ possession and quiet enjoyment of the Scheduled Leased Real Property under any Lease has been disturbed, and to the Knowledge of the Company, there are no disputes pending or threatened with respect to any Lease. Other than (i) those agreements, arrangements or understandings that are contemplated by this Agreement and the other Transaction Documents, (ii) subleases, licenses or rights to use or occupy that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any Real Property or any portion thereof.

(d)    Except for those matters that would not reasonably be expected, individually or in the aggregate, to result in Liability to the Company and its Subsidiaries, taken as a whole, in excess of $5,000,000 with respect to each parcel of Scheduled Real Property, all in accordance with the local customs and applicable law where the Scheduled Real Estate is located: (i) all structures on the Scheduled Real Property required for the operation of the Company or its applicable Subsidiary’s business are adequately maintained and are in good operating condition and repair, ordinary wear and tear excepted; (ii) certificates of occupancy (or their equivalent) have been issued for each Scheduled Owned Real Property; (iii) each parcel of Scheduled Real Property is adequately served by utilities as necessary for the operation of the Company or its applicable Subsidiary’s business; (iv) the Company or the applicable Subsidiary has the access to and from the lands to which such Real Property relates; and (v) neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened expropriation, condemnation or eminent domain proceedings or their local equivalent affecting or relating to such Scheduled Real Property.

Section 3.16    Title to Assets; Sufficiency of Assets.

(a)    The Company and its Subsidiaries have good and marketable title to, valid leasehold interests in, or a valid license to occupy, all personal property and other assets of the Company or any of its Subsidiaries reflected on the Balance Sheet or acquired after the Balance Sheet Date (other than assets or properties disposed of in the ordinary course of business consistent with past practice), in each case, free and clear of all Liens other than Permitted Liens, except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)    The assets, properties, rights, titles and interests of the Company and its Subsidiaries, constitute all of the assets, properties, rights, titles and interests owned, licensed or otherwise held by the Company and its Subsidiaries and necessary to operate the business immediately following the Closing in all material respects in substantially the manner conducted immediately prior to Closing; provided, however, the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, leases and subleases, as the case may be, of Contracts and Permits, and any claim or right or benefit arising thereunder or resulting therefrom, may require consent of a Person or Governmental Authority, which has not been obtained, and that such matters are addressed elsewhere in this Agreement and the other Transaction Documents.

Section 3.17    Material Contracts.

(a)    Section 3.17(a) of the Disclosure Schedules sets forth a list of all Contracts (other than purchase or service orders executed in the ordinary course of business consistent with past practice and other than those that constitute Company Plans) of the type described below to which the Company or any of its Subsidiaries is a party that are in effect on the date of this Agreement (each Contract that is required to be listed in Section 3.17(a) of the Disclosure Schedules, being a “Material Contract”):

(i)    any Contract for the purchase or lease by the Company or any of its Subsidiaries of vehicles, machinery, equipment, materials, supplies or other personal property requiring annual payments by the Company or any of its Subsidiaries of $10,000,000 or more;

(ii)    any Contract providing for the sale or license by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or assets requiring annual payments to the Company or any of its Subsidiaries of $10,000,000 or more;

(iii)    other than exclusive distribution agreements (but including any such Contracts listed under clause (a)(ii) of this Section 3.17), any Contract that contains noncompetition covenants that prohibit the Company or any of its Subsidiaries from freely engaging in any business or in any geographic territory or market;

(iv)    any mortgage, indenture, note, bond or other Contract relating to Indebtedness for borrowed money (or any guarantee of the foregoing) incurred by the Company or any of its Subsidiaries in an amount in excess of $7,500,000 and any Contract that grants a Lien on any material assets of the Company and its Subsidiaries, other than Permitted Liens;

(v)    any partnership, joint venture, joint development, strategic alliance, franchise or other similar equity investment agreements with any Person other than the Company or any of its Subsidiaries;

(vi)    any agreement material to the business (A) granting to the Company or any of its Subsidiaries a license, covenant not to sue, or immunity from suit under any Intellectual Property owned by third parties other than non-exclusive licenses for commercially available Software requiring an annual payment of $500,000 or less, (B) whereby the Company or any of its Subsidiaries grants to a third party a license, covenant not to sue, or immunity from suit under any Company Intellectual Property other than non-exclusive licenses or sublicenses granted, and licenses or sublicenses to customers and distributors in connection with the sale or license of products or services; or (C) whereby any material Intellectual Property is or has been developed (or assigned) by or for the Company or any of its Subsidiaries from May 1, 2014 to the date hereof, excluding agreements with employees of the Company or any of its Subsidiaries;

(vii)    except for transactions between or among the Company and its Subsidiaries, any Contract entered into during the three-year period prior to the date of this Agreement for the acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise) having an aggregate purchase price of $10,000,000 or more or otherwise containing earn-out or deferred purchase price payment obligations that are currently in effect and remain ongoing;

(viii)    any Contract associated with hedges, derivatives or other similar instruments, in each case, having a termination value in excess of $10,000,000;

(ix)    any Contract requiring capital expenditures after the date hereof in excess of $5,000,000;

(x)    any Contract that (A) imposes a currently effective material non-solicit or no-hire provision on the Company, (B) requires the Company to purchase its total requirements of any product or service from any other party, (C) requires the Company to manufacture, sell or provide any other party’s total requirements of any product or service or (D) grants any other party the exclusive right to sell or distribute Company products in a geographic territory;

(xi)    any Contract involving any resolution or settlement of any actual or threatened Action with a value in excess of $1,500,000 or that provides for any non-monetary relief that materially restricts the Company and its Subsidiaries, taken as a whole;

(xii)    any material Contract with any customer or supplier listed on Section 3.21 of the Disclosure Schedules;

(xiii)    any agency Contract that generated payments in excess of $10,000,000 annually; or

(xiv)    any Contract with any Governmental Authority as the direct counterparty with payments in excess of $3,000,000 annually.

(b)    Each Material Contract is a valid and binding agreement of the Company or any of its Subsidiaries thereto, as applicable, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. None of the Company or any of its Subsidiaries are in breach of or default under, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a breach or default by the Company or any of its Subsidiaries under any Material Contract, except for any breach or default that would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no other party to a Material Contract is in breach of or default under any such Material Contract, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to the Company and its Subsidiaries, taken as a whole, or otherwise would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)    True and materially complete copies of each Material Contract, including all material amendments, modifications, supplements, exhibits, schedules and addenda thereto through the date of this Agreement, have been made available to Parent prior to the date hereof.

Section 3.18    Related Party Transactions. No present or former officer, director, shareholder, partner, member or manager of the Company or its Subsidiaries is (i) party to any material Contract or other business arrangement (other than employment, retention or similar agreements and Company Plans) with the Company or its Subsidiaries that is not terminable at will by the Company or its Subsidiaries without payment or penalty, or (ii) owns any material property or right, tangible or intangible (including Intellectual Property), which is used by the Company or any of its Subsidiaries.

Section 3.19    Brokers. Except for fees payable to JP Morgan and Goldman Sachs & Co. LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with this Agreement or any Transactions contemplated hereby.

Section 3.20    Company Shareholder Approval; No Appraisal Rights. The adoption of this Agreement and the Merger Agreement by Company Shareholder Approval is the only vote or approval of the holders of any class or series of share capital of the Company necessary to adopt this Agreement and the Merger Agreement and approve the Transactions. Such vote and approval will be obtained upon the delivery of the Company Shareholder Approval. As of and following the Closing (and by virtue of the satisfaction of the Company’s obligations prior to the Effective Time pursuant to Section 5.2), the Transactions, including the Merger, will not entitle any Person to any appraisal, dissenters or similar rights under the provisions of Section 106 of the Companies Act or otherwise.

Section 3.21    Significant Customers and Suppliers. Section 3.21 of the Disclosure Schedules lists (a) the 10 largest customers of the Company and its Subsidiaries, taken as a whole (measured by revenue), during the year ended December 31, 2016 and (b) the 10 largest suppliers of materials, products or services to the Company and its Subsidiaries, taken as a whole (measured by aggregate dollars spent), during the year ended December 31, 2016. Except as set forth in Section 3.21 of the Disclosure Schedules, as of the date of this Agreement, no such customer or supplier has cancelled, terminated or materially adversely changed the pricing or other terms of its business relationship with the Company and its Subsidiaries since the Balance Sheet Date, or notified the Company or any of its Subsidiaries in writing since the Balance Sheet Date of any intent to do so.

Section 3.22    ITW Transaction Matters. Except as set forth on Section 3.22 of the Disclosure Schedules, as of the date of this Agreement there are no indemnification claims in excess of $1,000,000 individually or $5,000,000 in the aggregate pending by or against the Company or any of its Subsidiaries pursuant to the Global Separation Agreement or the ITW Stock Purchase Agreement or any prior claims in excess of $1,000,000 individually or $5,000,000 in the aggregate thereunder that require the payment of money or require any further action by the Company or any of its Subsidiaries. As of the date of this Agreement, the Company and its Subsidiaries have performed in all material respects all obligations required to be performed by any of them pursuant to the Global Separation Agreement and the ITW Stock Purchase Agreement. As of the date of this Agreement, none of the Company or any of its Subsidiaries is in material breach of or material default under, or has received any written notice of any material default or material event that, with notice or lapse of time, or both, would constitute a material breach or material default by the Company or any of its Subsidiaries under the Global Separation Agreement or the ITW Stock Purchase Agreement.

Section 3.23    No Other Representations or Warranties. Except for the specific representations and warranties contained in this Article III (including in any closing certificate furnished under this Agreement with respect thereto), but in each case as modified by the Disclosure Schedules hereto), neither the Company nor its Subsidiaries nor any other Person makes, and each of Company and its Subsidiaries disclaims, any express or implied representation or warranty, including with respect to the Company or any of its Subsidiaries or the Transactions contemplated by this Agreement, and the Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or its Subsidiaries, any of their respective Affiliates or any of their respective officers, directors, managers, employees, agents or other Representative. Except for the specific representations and warranties contained in this Article III (in each case as modified by the Disclosure Schedules hereto), the Company and its Subsidiaries have not made, do not make, and have not authorized anyone else to make, any representation as to: (a) the accuracy, reliability or completeness of any of the documents, title information, assessments, surveys, plans, specifications, reports and studies, projections or financial forecasts or other information made available to Parent and Merger Sub by or on behalf of the Company and its Subsidiaries; (b) the condition of any building(s), structures or other improvements at the Real Property; (c) the operating condition of the properties or assets of the business of the Company and its Subsidiaries; (d) the Environmental Conditions of the Real Property including the presence or absence of any hazardous substances; (e) the enforceability of, or Parent or Merger Sub’s ability to obtain the benefits of, any agreement of record affecting the business of the Company and its Subsidiaries; (f) the transferability or assignability of any Contract or Permit; or (g) any other matter or thing affecting or relating to the Company or any of its Subsidiaries.

EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III AND FOR ACTUAL COMMON LAW FRAUD ARISING OUT OF THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, THE COMPANY AND ITS SUBSIDIARIES HEREBY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT (OR OMISSION), OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (OR OMITTED) (ORALLY OR IN WRITING) TO PARENT, MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PARENT OR MERGER SUB BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF PARENT OR THE SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES). EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III AND IN THE CASE OF ACTUAL COMMON LAW FRAUD ARISING OUT OF THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, THE COMPANY AND ITS SUBSIDIARIES MAKE NO REPRESENTATIONS OR WARRANTIES TO PARENT OR MERGER SUB REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF THE COMPANY AND ITS SUBSIDIARIES.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company:

Section 4.1    Organization, Standing and Corporate Power. Each of Parent and Merger Sub is duly organized, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the laws of their respective jurisdiction of organization, formation or incorporation, as applicable, and has all requisite corporate or similar organizational power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Parent Material Adverse Effect.

Section 4.2    Authority; Noncontravention.

(a)    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Transaction Document to be executed by Parent or Merger Sub, to perform its respective obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of and performance by Parent and Merger Sub under this Agreement and the other Transaction Documents, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent and Merger Sub (including by the Parent Board and the Merger Sub Board) and, in connection with the execution of this Agreement, adopted by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution and delivery of and performance by Parent and Merger Sub under this Agreement and the other Transaction Documents and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms. No vote or approval of the holders of any class or series of capital stock of Parent is necessary to adopt this Agreement and approve the Transactions.

(b)    Neither the execution and delivery of this Agreement and the other Transaction Documents by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof and thereof, will (i) conflict with or violate any provision of the Organizational Documents of Parent or Merger Sub, in each case as amended to the date of this Agreement, or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.3 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Parent or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not have a Parent Material Adverse Effect.

Section 4.3    Governmental Authorization. Except for (a) the requisite filing with the Bermuda Registrar of Companies pursuant to the Companies Act, (b) filings required under, and compliance with other applicable requirements of, the HSR Act and the Competition Laws in the jurisdictions set forth on Section 6.1 of the Disclosure Schedules, and (c) the consent of the Bermuda Monetary Authority, if required by Law, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and the consummation by Parent of the Transactions, other than as would not have a Parent Material Adverse Effect.

Section 4.4    Litigation. There are no Actions pending or, to the knowledge of Parent, threatened against Parent by or before any Governmental Authority, except for such Actions as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. There is no order, writ, judgment, award, ruling injunction, decree or consent decree entered by or with any Governmental Authority purporting to enjoin or restrain the execution, delivery and performance by Parent of this Agreement or the other Transaction Documents or the Transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.5    Brokers. Except for Citigroup Global Markets Inc., no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Parent, Merger Sub or any Person acting on its behalf in connection with this Agreement or any of the Transactions contemplated hereby.

Section 4.6    Financial Ability.

(a)    As of the date hereof, Parent and Merger Sub have access to, and at the Closing, Parent and Merger Sub will have sufficient cash necessary to consummate the Merger and the transactions contemplated by this Agreement and to pay all related fees and expenses.

(b)    Parent has delivered to the Company a true, complete and correct copy of the Debt Commitment Letter (as redacted in a customary manner to remove the fee amounts, pricing caps, the rates and amounts included in the “market flex” and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing)). Other than as expressly set forth in the Debt Commitment Letter, there are no other agreements, side letters, arrangements or understandings, in each case associated with the Financing that adversely affect the amount, conditionality, enforceability, termination or availability of the Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, except as set forth in the Debt Commitment Letter in the form so delivered to the Company as of the date of this Amended and Restated Agreement and Plan of Merger. As of the date of this Amended and Restated Agreement and Plan of Merger, the Debt Commitment Letter in the form so delivered to the Company is in full force and effect and represents the legally valid and binding obligation of Parent, and Parent’s Subsidiaries and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with its terms against each such party, except that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Law affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or equity). As of the date of this Amended and Restated Agreement and Plan of Merger, the Debt Commitment Letter has not been withdrawn, rescinded or terminated or otherwise amended, restated, modified or waived in any respect. None of the parties thereto is in breach of any of the terms or conditions set forth in the Debt Commitment Letter. All fees that are due and payable on or prior to the date of this Agreement and required to be paid by Parent under the Debt Commitment Letter have been paid in full.

(c)    Parent acknowledges and agrees that the obtaining of financing is not a condition to the Closing. For the avoidance of doubt, if the Financing or any alternative financing has not been obtained prior to the Closing, Parent and Merger Sub shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Section 6.1 and Section 6.2.

Section 4.7    Solvency. Parent is not entering into this Agreement or the Transactions contemplated hereby with the actual intent to hinder, delay or defraud present or future creditors of Parent or any of its Affiliates. Assuming the satisfaction of the conditions set forth in Sections 6.1 and 6.2 and that the representations and warranties of the Company contained in Article III are true and correct in all material respects and after giving effect to the Transactions contemplated by this Agreement at and immediately after the Closing, Parent will (a) be solvent (in that both the fair value of its assets will not be less than the sum of its Indebtedness (including a reasonable estimate of any contingent Liabilities) and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse Indebtedness as such Indebtedness matures or becomes due), (b) have adequate capital and liquidity with which to engage in its business, and (c) not have incurred and does not plan to incur Indebtedness beyond its ability to pay as such Indebtedness matures or becomes due.

Section 4.8    Share Ownership. As of the date of this Agreement, none of Parent, Merger Sub and their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of the Company and none of Parent, Merger Sub and their respective Affiliates holds any rights to acquire any shares of the Company except pursuant to this Agreement.

Section 4.9    Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the issued and outstanding share capital of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.10    Purchase for Investment. Parent is acquiring the Company Common Shares and the U.S. Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Parent (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Company Common Shares and the U.S. Shares and is capable of bearing the economic risks of such investment. Parent acknowledges that the Company Common Shares and the U.S. Shares have not been registered under any federal, state or foreign securities Laws and that the Company Common Shares and the U.S. Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any federal, state or foreign securities Laws or is effected pursuant to an exemption from registration under any federal, state or foreign securities Laws.

Section 4.11    Acknowledgements by Parent and Merger Sub.

(a)    Parent and Merger Sub acknowledge and agree that they have conducted their own independent review and analysis of the Company and its Subsidiaries and their assets, financial condition, results of operations and prospects. Parent and Merger Sub are informed and sophisticated purchasers, and have engaged expert advisors and Representatives, experienced in the evaluation and purchase of companies, property and assets such as the Company and its Subsidiaries and its properties and assets.

(b)    Parent and Merger Sub acknowledge and agree that none of the Company and its Subsidiaries or their Affiliates or any other Person acting on behalf of them (i) have made any representation or warranty, express or implied, including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any assets of or held by the Company and its Subsidiaries, or (ii) have made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company and its Subsidiaries, in each case except as expressly set forth in Article III.

(c)    In connection with Parent’s and Merger Sub’s investigation of the Company and its Subsidiaries, Parent and Merger Sub have received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain budget and business plan information. Parent and Merger Sub acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, and that Parent and Merger Sub are familiar with such uncertainties and that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Parent and Merger Sub acknowledge and agree that, except as expressly set forth in Article III, neither the Company nor its Subsidiaries make any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, budgets, projections and forecasts (or any component thereof).

ARTICLE V

COVENANTS

Section 5.1    Conduct of Business. From the date hereof until the Closing Date, except as set forth in Section 5.1 of the Disclosure Schedules, as required by applicable Law, as expressly contemplated by this Agreement or the other Transaction Documents, or otherwise with Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in all material respects in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to preserve intact the business and organizations, goodwill, and business relationships of the business in all material respects. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth in Section 5.1 of the Disclosure Schedules, as required by applicable Law, as expressly contemplated by this Agreement or the other Transaction Documents, or otherwise with Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(a)    amend or modify the Organizational Documents of the Company or any of its Subsidiaries, except for such amendments or modifications in connection with changes in the directors or officers of the Company or any of its Subsidiaries;

(b)    merge, amalgamate or consolidate the Company or any of its Subsidiaries with, or purchase all or substantially all of the shares or assets of, or otherwise acquire the business or product lines of, any other Person, in each case, except (i) pursuant to any Contracts in existence on the date hereof that are set forth on Section 3.17(a)(vii) of the Disclosure Schedules, (ii) or any transaction between or among wholly-owned Subsidiaries of the Company; provided that, in the case of clause (ii), such transactions would not have material adverse Tax consequences to the Company and its Subsidiaries, taken as a whole, or (iii) any transaction involving less than $5,000,000, individually, or $10,000,000, in the aggregate;

(c)    sell, license, transfer, abandon, fail to renew, or incur, create or subject to any Lien (except for Permitted Liens), lease or otherwise dispose of the shares or assets of the Company or any of its Subsidiaries, in each case, which is or are material to the Company and its Subsidiaries, taken as a whole, except (i) pursuant to Contracts in existence on the date hereof that are set forth on Section 3.17(a) of the Disclosure Schedules, (ii) any transaction between or among wholly-owned Subsidiaries of the Company, provided that, in the case of clause (ii), such transactions would not have material adverse Tax consequences to the Company and its Subsidiaries, taken as a whole, (iii) sales of inventory or other assets, or licenses of Intellectual Property, in the ordinary course of business consistent with past practice, (iv) disposal of obsolete inventory or other obsolete or worn-out assets, (v) the abandonment or non-renewal of non-material Intellectual Property in the ordinary course of business consistent with past practice, or (vi) any transaction involving less than $5,000,000, individually, or $10,000,000, in the aggregate;

(d)    issue any shares or other equity interests of, or become a party to any subscriptions, warrants, rights, options, convertible securities, voting or other similar agreements or commitments relating to the shares or other equity interests of, the Company or any of its Subsidiaries, except (i) pursuant to Contracts in existence on the date hereof that are set forth on Section 5.1(d)(i) of the Disclosure Schedules, and (ii) any transaction between or among wholly-owned Subsidiaries of the Company; provided that, in the case of clause (ii), such transactions would not have material adverse Tax consequences to the Company or any of its Subsidiaries taken as a whole;

(e)    make any material change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(f)    (i) increase the compensation or benefits payable to any employee, officer, director or independent contractor (other than (A) increases in base salary or other cash compensation for employees in the ordinary course of business consistent with past practice and not exceeding 3% per employee, (B) in connection with the renewals of Bargaining Agreements set to expire prior to Closing that do not increase the aggregate amount of compensation and benefits by more than 3% per year or (C) the granting of any transaction bonus or similar Contract that is payable upon Closing as a Company Transaction Expense and otherwise terminates without liability upon Closing), (ii) other than in the ordinary course of business consistent with past practice, grant any new bonus, change-of-control, retention, severance or termination pay to any Senior Executive (other than the granting of any transaction bonus or similar Contract that is payable upon Closing as a Company Transaction Expense and otherwise terminates without liability upon Closing) or (iii) other than in the ordinary course of business consistent with past practice, enter into or amend any employment, consulting, indemnification, severance, retention or termination agreement with any Senior Executive, except in each case as required by applicable Law or the terms of any Company Plan or any Material Contract in existence on the date hereof;

(g)    amend, modify, adopt or terminate any Company Plan or any arrangement that would be a Company Plan if it was in effect on the date hereof, except (i) as required by applicable Law or the terms of any Company Plan or any Material Contract in existence on the date hereof, (ii) in connection with renewals of Bargaining Agreements set to expire prior to the 6-month anniversary of the date hereof, provided that such renewals do not increase the aggregate amount of compensation and benefits by more than 3% per employee or (iii) the granting of any transaction bonus or similar Contract that is payable upon Closing as a Company Transaction Expense and otherwise terminates without liability upon Closing;

(h)    enter into any Bargaining Agreement or, through negotiation or otherwise, make any binding commitment to any labor organization with respect to the Company Employees, except (i) as required by applicable Law or the terms of any Company Plan or any Material Contract in existence on the date hereof, or (ii) in connection with renewals of Bargaining Agreements set to expire prior to Closing that do not increase aggregate costs under such applicable Bargaining Agreements by more than 3% per year;

(i)    hire any new (i) officer or (ii) employee whose annual base salary equals or exceeds $250,000;

(j)    terminate any (i) officer or (ii) employee whose annual base salary equals or exceeds $200,000 for reason other than gross misconduct or cause;

(k)    issue or make any loans or advances to, or equity investments in, any Person, except (i) pursuant to Contracts in existence on the date hereof that are set forth on Section 3.17(a)(iv) of the Disclosure Schedules, (ii) any loans or advances to, or investments in, wholly-owned Subsidiaries of the Company; provided that, in the case of clause (ii), such transactions would not have material adverse tax consequences to the Company or any of its Subsidiaries taken as a whole, (iii) advancement of trade credit to customers or expenses and other advances to employees in the ordinary course of business consistent with past practice, or (iv) any other transaction involving less than $1,500,000 individually or $3,000,000 in the aggregate;

(l)    permit or authorize the Company or any of its Subsidiaries to make capital expenditures, except for capital expenditures (i) pursuant to Contracts in existence on the date hereof that are set forth on Section 3.17(a)(ix) of the Disclosure Schedules, (ii) reflected in the budget or financial forecast set forth on Section 5.1(l)(ii) of the Disclosure Schedules, (iii) incurred in the ordinary course of business consistent with past practice or (iv) in an amount of less than $1,000,000 individually or $5,000,000 in the aggregate, or fail to make budgeted capital expenditures in the ordinary course of business consistent with past practice;

(m)    amend or modify in any material respect adverse to the Company or its Subsidiaries or terminate any Material Contract, cancel or extend any Material Contract or expressly waive any material benefits under any Material Contract, or enter into any Contract that that would constitute a Material Contract if in effect as of the date hereof except (i) in the ordinary course of business consistent with past practice, (ii) termination in the ordinary course of business upon the expiration of such Material Contract, or (iii) renewal in the ordinary course of business prior to the expiration of such Material Contract;

(n)    cancel, compromise or settle any material Action or enter into any consent decree or settlement agreement with any Governmental Authority, except where the amount paid in settlement or compromise is less than $1,000,000 individually or $5,000,000 in the aggregate and does not impose any material restrictions or limitations upon the operations or business of Company or any of its Subsidiaries, whether before, on or after the Effective Time;

(o)    (i) make or change any material Tax election, (ii) change any annual Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) compromise or settle any material Tax Liability, (v) consent to any extension or waiver of the limitation period applicable to any material Tax claim or material assessment relating to the Company or any of its Subsidiaries (other than such extensions or waivers in connection with a Company group Tax Return), (vi) enter into any closing agreement, (vii) fail to pay any material Taxes when they become due and payable or timely contest in good faith by appropriate proceedings any assessment of material Taxes, or (viii) amend any material Tax Return in each case, except in the ordinary course of business if such action would reasonably have no material effect on the Tax Liability of the Company or any of its Subsidiaries for any taxable period (or portion thereof) beginning on or after the Closing Date;

(p)    file a petition in bankruptcy or insolvency under any provisions of federal, state or foreign bankruptcy or insolvency applicable Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under any similar applicable Law;

(q)    create any direct or indirect Subsidiary of the Company;

(r)    change in any material respect the policies or practices regarding accounts receivable or accounts payable;

(s)    incur, assume or guarantee any Indebtedness to any Person (other than the Company or one of its wholly-owned Subsidiaries) in excess of $7,500,000;

(t)    grant or suffer to exist any Liens on any properties or assets of the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, other than Permitted Liens;

(u)    enter into a new line of business or abandon or discontinue any existing material line of business;

(v)    implement any plant closing, mass layoff or similar action that requires the issuance of notice pursuant to WARN; or

(w)    agree or commit to do any of the foregoing.

For the avoidance of doubt, (i) if paid in full prior to Closing, the Company and its Subsidiaries shall be permitted to (A) cause the Company or any of its Subsidiaries to dividend, distribute or otherwise pay to the Company or any holder of Company Common Shares or any of their respective Affiliates any Cash, including through share repurchases or capital reduction arrangements in foreign jurisdictions, (B) remove, or cause the Company and its Subsidiaries to remove, and pay to the Company or any holder of Company Common Shares or any of their respective Affiliates any Cash held in any bank account, (C) settle Intercompany Balances and make capital increases in connection therewith, and (D) enter into Contracts in connection with any of the foregoing, in each case, to the extent permitted by and in accordance with applicable Law, and (ii) the Company and its Affiliates and shareholders shall be permitted to effect the Restructuring.

Section 5.2    Company Shareholder Approval. The Company shall, prior to the Effective Time, enforce its rights under the Shareholders Agreement, the Equity Incentive Plan and each stock option agreement in respect of any Option to the fullest extent, including by (a) causing each shareholder of the Company to consent to and raise no objections to the Transactions and refrain from the exercise of any appraisal rights with respect to the Transactions and (b) causing any holder of an Option that exercises such Option and is issued Company Common Shares in respect thereof to become party to the Shareholders Agreement pursuant to Section 9(g) of the Equity Incentive Plan or otherwise be subject to the Shareholders Agreement in accordance with Section 3.2 of the applicable stock option agreement with respect to such Option, such that such holder consents to and raises no objections to the Transactions and refrains from the exercise of any appraisal rights with respect to the Transactions.

Section 5.3    Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under the HSR Act or any other Competition Laws with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filing under the HSR Act or any other Competition Laws, (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings under the

HSR Act or any other Competition Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under the HSR Act or any other Competition Laws, (D) the nature and status of any objections raised or proposed or threatened to be raised under the HSR Act or any other Competition Laws with respect to the Transactions and (E) the obtaining of all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions as soon as practicable.

(b)    In furtherance and not in limitation of the foregoing: (i) each party hereto agrees to (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as practicable and in any event within ten Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.3 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (ii) each party agrees to (A) make the appropriate filings under any other Competition Laws as soon as practicable and no later than what is required to consummate the Transactions no later than three Business Days before the Termination Date, (B) supply as soon as practical any additional information and documentary material that may be required or requested by any Governmental Authority and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.3 as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Authority as soon as practicable.

(c)    The Company, Parent and Merger Sub shall: (i) promptly notify each other of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Authority and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Authority, (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of Parent and Company may designate any non-public information provided to any Governmental Authority as restricted to “outside antitrust counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other party without approval of the party providing the non-public information.

(d)    In furtherance and not in limitation of the foregoing, Parent and Merger Sub agree to take promptly any and all reasonable best efforts necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act or any other Competition Laws that may be required by any Governmental Authority, so as to enable the parties to close the Transactions as soon as practicable (and in any event no later than three Business Days prior to the Termination Date), including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries (each a “Remedial Action”); provided, however, that any Remedial Action may, at the reasonable discretion of Parent, be conditioned upon consummation of the Transactions.

(e)    In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is foreseeable challenging any of the Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall take any and all reasonable best efforts, including a Remedial Action, to avoid or resolve any such litigation, action or proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable and in any event no later than three Business Days prior to the Termination Date.

(f)    Except for the Project Vulcan Acquisition, none of the Company, Parent or Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under the HSR Act or any other Competition Laws with respect to the Transactions.

Section 5.4    Public Announcements. Unless otherwise required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation is feasible), no party to this Agreement shall make any public announcements in respect of this Agreement or the Transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of Parent or the Shareholders’ Representative, as applicable (which consent shall not be unreasonably withheld or delayed), and Parent and the Shareholders’ Representative shall cooperate as to the timing and contents of any such announcement; provided, that each of Parent and the Carlyle Shareholder may make announcements to their respective employees, lenders, direct and indirect shareholders and customers that are not inconsistent in any material respects with the parties’ public disclosures regarding the transactions contemplated by this Agreement. Notwithstanding the foregoing, the disclosure of this Agreement or the Transactions contemplated hereby by each of Parent and the Carlyle Shareholder to their respective investors, prospective investors, owners or advisors (as long as such recipients of such information are subject to confidentiality obligations that are at least as restrictive as those set forth in this Section 5.4), shall not be considered a public disclosure in violation of this Section 5.4. In addition, the parties acknowledge that Parent or its Affiliates may be required to disclose the material terms of this Agreement in, and file a copy of this Agreement as an attachment to, a Current Report on Form 8-K filed with the United States Securities and Exchange Commission, and nothing in this Section 5.4 shall prohibit (or require prior consent for) such disclosure or any other disclosure regarding the Transactions in regularly scheduled earnings announcements or as otherwise required to comply with applicable periodic reporting requirements; provided that Parent shall, or shall cause its Affiliates to, provide the Shareholders’ Representative a copy of any such required disclosures as soon as reasonably practicable prior to such filing and consider in good faith any comments from the Shareholders’ Representative.

Section 5.5    Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall afford to Parent and its Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ personnel, customers, suppliers, properties (including for the conduct of Phase I environmental assessments but not for the conduct of sampling analysis of environmental media commonly known as Phase II environmental assessment work), books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its and its Subsidiaries’ business and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information; provided, however, that to the extent practicable, the Company shall take commercially reasonable steps to provide access to or to disclose such information on a basis that does not result in the effects described in the preceding proviso, and such access and information shall be granted or made available, as applicable, to external counsel for Parent (subject to external counsel entering into a customary common interest agreement with the Company, on terms mutually agreeable to Parent and the Company). Until the Effective Time, the information provided will be subject to the terms of the confidentiality letter agreement, dated as of November 1, 2017, between Parent and Carlyle Investment Management L.L.C. (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent shall not, and Parent shall cause its Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

Section 5.6    Director and Officers Insurance.

(a)    For six years from and after the Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless all past and present officers and directors of the Company and its Subsidiaries, (each a “D&O Indemnified Person”) to the same extent such Persons are currently indemnified by the Company and its Subsidiaries pursuant to the Company’s Organizational Documents (including, without limitation, by advancing expenses to such D&O Indemnified Persons in the manner and subject to the conditions set forth in the Organizational Documents); provided, however, that in no event will the Surviving Company or any of its Affiliates (including Parent) indemnify or be obligated to indemnify any D&O Indemnified Person with respect to any Action brought or threatened by any Former Holder in such Person’s capacity as a Former Holder in connection with the execution of this Agreement or the consummation of the Merger, unless such Action arises out of or results from a matter that is also the subject of a breach of any representation or warranty set forth in Article III.

(b)    The Company shall, prior to the Effective Time, purchase and Parent shall cause the Surviving Company and its Subsidiaries to maintain in effect for six years from the Closing Date, directors’ and officers’ liability insurance for those directors and officers who are currently covered by the Company’s and the Subsidiaries’ directors’ and officers’ liability insurance policies for events occurring at or prior to the Effective Time (“D&O Insurance”) on terms not less favorable than such existing insurance coverage. The cost of the D&O Insurance purchased pursuant to this Section 5.6 shall be a Company Transaction Expense.

(c)    In the event that the Surviving Company or its successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger, or (ii) transfers all or substantially all of its properties or assets to any Person, then, in each case, Parent shall cause proper provisions to be made so that the successors and assigns of the Surviving Company shall succeed to the obligations set forth in this Section 5.6. It is expressly agreed that the D&O Indemnified Persons to whom this Section 5.6 applies shall be third party beneficiaries of this Section 5.6.

Section 5.7    Employee Matters.

(a)    For a period of one year following the Closing Date, Parent shall provide, or shall cause to be provided, to employees of the Company and its Subsidiaries (including the Surviving Company and its Subsidiaries) as of the Effective Time (“Company Employees”), annual base salary and base wages, cash incentive compensation opportunities (including target bonus amounts that are payable subject to the satisfaction of performance criteria in effect immediately prior to the Effective Time) and employee benefits (other than any compensation or benefits provided under an equity-based incentive plan or change-of-control plan or arrangement), in each case, that are substantially comparable in the aggregate to such annual base salary and base wages, cash incentive compensation opportunities and employee benefits provided to the Company Employees immediately prior to the Effective Time (other than any compensation or benefits provided under an equity-based incentive plan or change-of-control plan or arrangement). Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Company to provide Company Employees whose employment terminates during the one-year period following the Closing Date with severance benefits at levels no less than the benefits provided under, and pursuant to the terms and conditions (including eligibility conditions) of, Parent’s general severance policies as in effect from time to time or, if more favorable, then as required by applicable local Law.

(b)    For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), other than any New Plans that provide for equity or equity-based awards, defined benefit pension benefits or change-of control benefits, each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such Company Plan, an “Old Plan”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plan of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time. Parent shall cause any eligible expenses paid by any Company Employee and his or her covered dependents under an Old Plan providing medical, dental, pharmaceutical and/or vision benefits during the portion of the plan year of the Old Plan in which the Closing occurs ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)    From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time and the Transactions shall be deemed to constitute a “change in control,” “change of control” or “corporate transaction” under such Company Plans, arrangements or agreements.

(d)    Without limiting the generality of the foregoing, Parent shall cause the Surviving Company and its Subsidiaries, as applicable, to maintain in effect the Signode Industrial Group Annual Incentive Plan (“Bonus Plan”), including the applicable target bonus opportunities for Company Employees thereunder, for the remainder of the plan year in which the Effective Time occurs, and shall cause the Surviving Company and its Subsidiaries, as applicable, to make payments to Company Employees under such Bonus Plan, in accordance with the terms of such Bonus Plan as are in effect as of immediately prior to the Effective Time.

(e)    Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement, whether express or implied, shall (i) be treated as an adoption of, or an amendment to, any employee benefit plan (as such term is defined in Section 3(3) of ERISA) or other Company Plan, (ii) create any third party beneficiary or other rights in any employee or former employee of the Company (including any beneficiary or dependent thereof), any Company Employee, any other participant in any Company Plan, Old Plan or New Plan, or any other Person, (iii) obligate Parent, the Surviving Company or any of their respective Affiliates to (A) adopt, maintain, amend or terminate any particular benefit plan or arrangement, or any Company Plan, New Plan or Old Plan or (B) retain the employment of any particular employee or (iv) limit the right of Parent, the Surviving Company or any of their respective Affiliates to adopt, maintain, amend or terminate any benefit plan or arrangement, or any Company Plan, New Plan or Old Plan.

Section 5.8    Merger Sub and Surviving Company. Parent shall take all actions necessary to (a) cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and (b) cause Merger Sub to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.9    No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.

Section 5.10    Notice of Certain Events. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, (a) Parent shall give the Company, and the Company shall give Parent, prompt written notice if such party becomes aware of (1) any written communication from any Person to such party alleging that any approval by such Person (or another Person) is required in connection with the Transactions (to the extent that the failure to obtain such approval could reasonably be expected to interfere with, prevent or materially delay the consummation of the Transactions), (2) any material Action commenced or threatened against such party that arises out of or is related to the Transactions (to the extent that such Action could reasonably be expected to interfere with, prevent or materially delay the consummation of the Transactions) and (3) any development that would reasonably be expected to result in a failure of a condition set forth in Article VI. The delivery of any notice pursuant to this Section 5.10 shall be informational only and shall not cure any breach of any representation, warranty, covenant, agreement or condition contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice, including under Article VIII.

Section 5.11    Exclusive Dealing. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company’s shareholders shall not, and the Company shall not and shall not permit any of its Subsidiaries, Affiliates, officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents to take, any action to solicit, encourage, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with any Person (other than Parent and/or its Affiliates) concerning any purchase of any of the equity securities of the Company or any of its Subsidiaries or any merger, sale of substantial assets or similar transaction involving the Company or any of its Subsidiaries. The Company shall promptly request all Persons who have heretofore executed a confidentiality agreement in connection with such Persons’ consideration of a prospective transaction involving a sale of a significant amount of assets or equity of the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Persons by or on behalf of the Company or any of its Affiliates.

Section 5.12    Financing; Cooperation.

(a)    During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall provide, shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause its Representatives (including its legal and accounting representatives) to provide, such cooperation as is reasonably requested by Parent or as is customary, necessary or advisable in connection with the arrangement, negotiation, obtainment and closing of the financing (the “Financing”) contemplated by the commitment letters (including the Debt Commitment Letter), facility agreements and other agreements (the “Financing Agreements”) or, if applicable, any alternative financing (the Financing or any alternative financing, as the case may be, is referred to in this Section 5.12 as the “Respective Financing”), including by (i) (A) causing the participation of management of the Company and its Subsidiaries (including for participation at a reasonable number of organizational meetings, presentations, drafting sessions, due diligence meetings, ratings agency meetings, road shows and meetings with prospective Financing Sources), (B) causing management of the Company and its Subsidiaries to make reasonably available documents and information of the Company and its Subsidiaries as may be reasonably requested by Parent or its lender and any ratings agencies, including financial statements and financial and other information upon request therefor, and (C) using commercially reasonable efforts to cause the participation of the Company’s independent accountants to provide such services as may be reasonably necessary in respect of the Respective Financing, to the extent permissible under Law and their professional standards, (ii) using commercially reasonable efforts to cause the Company’s independent accountants to provide consent to the use of the Audited Financial Statements in the offering documents, (iii) providing reasonable assistance with respect to the review and granting of any security interests in and/or pledging of collateral for and providing of guarantees supporting the Respective Financing and obtaining any consents associated therewith, (iv) providing (or using commercially reasonable efforts to cause its advisors to provide) reasonable assistance to Parent and its Financing Sources in the preparation of (A) offering and syndication documents (including public and private information memoranda and lender presentations), private placement memoranda, bank information memoranda, offering memoranda, prospectuses and supplements thereto, lender and investor presentations, representation letters, and similar documents for any portion of the Respective Financing (in the case of any marketing materials to be used in connection with the issuance of securities, having regard to the requirements of applicable securities Laws and market practice in the context of a public offering of securities), (B) materials for rating agency presentations and (C) business projections and similar marketing documents reasonably required in connection with the Respective Financing (including a customary confidential information memorandum), (v) preparing and/or negotiating, executing and delivering (or using commercially reasonable efforts to obtain from its advisors), and causing its Affiliates to execute and deliver (or use commercially reasonable efforts to obtain from their advisors), customary financing agreements, including credit agreements, note purchase agreements, underwriting and purchase agreements, customary certificates, accountants’ comfort letters (and consents of accountants for use of their reports in any materials relating to the Respective Financing and in connection with any filings required to be made by Parent pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 where the financial statements of the Company and its Subsidiaries or any of the other Required Information is included or incorporated by reference), or other documents and instruments relating to guarantees and other matters ancillary to the Respective Financing as may be reasonably requested by Parent as necessary and customary in connection with the Respective Financing, (vi) delivering such financial statements required pursuant to the second paragraph of Section 5 of Exhibit C to the Debt Commitment Letter and other customary financing deliverables, including insurance certificates and a solvency certificate, as required in connection with the Respective Financing, (vii) if applicable, by otherwise reasonably cooperating with Parent’s Financing Sources (including the Lenders) in achieving a timely offering and/or syndication of the funding for the Respective Financing, (viii) assisting Parent to obtain customary consents for the consummation of the Respective Financing, (ix) providing Parent with any financial statements of the Company or its Subsidiaries required to be provided after the date hereof to the trustee under the Senior Notes Indenture, (x) using commercially reasonable efforts to ensure that the syndication efforts for the Respective Financing benefit from the existing lending relationships of the Company and its Subsidiaries, (xi) providing, no later than five Business Days prior to Closing, all documentation and other information as has been reasonably requested in writing at least 10 Business Days prior to Closing by the Financing Sources that they reasonably determine is required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and (xii) obtaining such documentation and/or taking such steps (including payoff letters, lien releases and instruments of termination or discharge) reasonably requested by Parent in order to pay in full all existing indebtedness contemplated herein to be paid in full at Closing (including the Closing Date Indebtedness) and to release all liens over the properties and assets of the Company and its Subsidiaries securing such indebtedness. The Company shall promptly supplement the information provided to Parent or its Financing Sources pursuant to this Section 5.12 to the extent that any such information would be incorrect in any material respect if such information were being furnished at such time. Notwithstanding anything to the contrary set forth herein, Parent and Merger Sub acknowledge and agree that any breach or alleged breach by the Company or any of its Subsidiaries or respective Representatives of this Section 5.12 shall not constitute a failure of a condition to Closing under Article VI, including a failure of the condition set forth in Section 6.2(b), unless such breach is willful and material.

(b)    Nothing in this Section 5.12 shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. In addition, (i) prior to the Closing, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur or become subject to any other Liability or obligation in connection with the Respective Financing; (ii) none of the Company, its Subsidiaries or their Representatives shall be required to (A) authorize, execute or enter into or perform any agreement or take any action or commit to take any action with respect to the Respective Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than any customary authorization letters relating to any offering or syndication document), (B) enter into any resolution, consent, approval or similar corporate action, including any relating to approving the Respective Financing or any guarantee or pledge of assets in connection therewith that is not contingent upon the Closing or that would be effective prior to the Closing or (C) make any representation, warranty or certification as to which the Company has determined such representation, warranty or certification is not true; and (iii) nothing shall obligate the Company or any of its Subsidiaries to provide, or cause to be provided, any legal opinion by its counsel, or to provide any information or take any action to the extent it would result in a violation of Law or loss of any privilege.

(c)    (i) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing (or, if applicable, any alternative financing) on the terms and subject only to the conditions (including the flex provisions and taking into account the Marketing Period) expressly described in the Debt Commitment Letter at or prior to the Closing (taking into account the Marketing Period), and shall not, without the prior written consent of the Company, permit any amendment or modification to be made to, or any waiver of any provision under, the Debt Commitment Letter, in a manner that would reasonably be expected to (x) delay, prevent or make less likely the funding of the Financing contemplated by the Debt Commitment Letter (or satisfaction of the conditions precedent to the Financing) on or prior to the Closing Date or (y) extend or permit the extension of the Marketing Period (provided that, without the consent of the Company and notwithstanding anything to the contrary contained herein, Parent may amend the Debt Commitment Letter (A) to modify pricing terms in a manner to make more likely the funding of the Financing contemplated by the Debt Commitment Letter (or, if applicable, any alternative financing), or add additional lenders, arrangers, bookrunners and agents or (B) to implement or exercise any of the “market flex” provisions (including pricing terms) contained in the fee letter executed in connection with the Debt Commitment Letter). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement.

(ii)    Each of Parent and Merger Sub will use its reasonable best efforts (A) to maintain in effect the Debt Commitment Letter (except to the extent replaced in accordance with this Section 5.12), (B) to enter into the Financing Agreements with respect to the Financing consistent with the terms and conditions (including the flex provisions and taking into account the Marketing Period) contained in the Debt Commitment Letter (or on terms not materially less favorable (taken as a whole) to Parent than the terms and conditions (including flex provisions) in the Debt Commitment Letter), (C) to satisfy (or obtain the waiver of) all conditions precedent to funding in the Financing Agreements (taking into account the Marketing Period and other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 5.12(a)) that are within Parent’s control so as to consummate the Financing at or prior to the Closing and (D) to enforce its rights under the Financing Agreements to the extent such funds are required by Parent to consummate the transactions contemplated by this Agreement. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (x) upon becoming aware of any material breach or default by any party to the Financing Agreements, (y) of the receipt of (I) any written notice or (II) other written communication, in each case from any Financing Source with respect to any actual or potential material breach, default, termination or repudiation by any Financing Source of any provisions of the Financing Agreements, and (z) if at any time for any reason Parent believes that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the Financing Sources, and such funds are required by Parent to consummate the transactions contemplated by this Agreement. As soon as reasonably practicable after any notice by Parent to the Company of the type described in the immediately preceding sentence, but in any event within two Business Days of the date the Company delivers to Parent a written request, Parent shall use reasonable best efforts to provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that Parent shall not be obligated to provide any information if Parent determines, in its reasonable judgment, that doing so would jeopardize the protection of the attorney-client privilege. If all or any portion of the Financing becomes unavailable for any reason and such funds are required by Parent to consummate the transactions contemplated by this Agreement, Parent, Merger Sub and the Surviving Corporation shall use their reasonable best efforts to arrange and obtain in replacement thereof or in addition thereto alternative debt and/or equity Financing from alternative sources in an amount sufficient, when taken together with cash available to Parent and any then-available Financing pursuant to the Debt Commitment Letter to consummate the Transactions, with such alternative Financing having terms and conditions not materially less favorable (taken as a whole) to Parent than the terms and conditions (taken as a whole) set forth in the Debt Commitment Letter, as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all commitment letters and fee letters (as redacted in a customary manner to remove the fee amounts, pricing caps, the rates and amounts included in the “market flex” and certain other terms (none of which could reasonably be expected to adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Financing)) pursuant to which any such alternative sources shall have committed to provide any portion of the Financing.

Section 5.13    Other Required Actions. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall use commercially reasonable efforts (and Parent shall provide any reasonable assistance requested by the Company in connection therewith) to deliver the documents set forth on Section 5.13 of the Disclosure Schedules. Notwithstanding the foregoing, the Company shall not be required to incur any Liability or provide any financial accommodation in order to deliver the documents or perform the actions set forth on Section 5.13 of the Disclosure Schedules. Notwithstanding anything to the contrary set forth herein, the failure to deliver any of the documents set forth on Section 5.13 of the Disclosure Schedules shall not constitute a failure of a condition to Closing under Article VI.

Section 5.14    Tax Matters.

(a)    Parent shall prepare or cause to be prepared, and shall timely file or cause to be timely filed, all Tax Returns of the Company or its Subsidiaries required to be filed after the Closing Date. With respect to any such Tax Returns that could give rise to an indemnification payment pursuant to Article VIII, Parent (i) shall, at least 30 calendar days prior to the applicable due date (taking into account any validly obtained extensions), deliver to the Shareholders’ Representative for its review and comment a draft of each such Tax Return, which Tax Return shall be prepared in accordance with the past practices of the Company and its Subsidiaries, and (ii) shall reflect thereon the Shareholders’ Representative’s reasonable comments. Without limiting the generality of the foregoing, with respect to any income Tax

Returns of the Company or any of its Subsidiaries for any Pre-Closing Tax Period that are due after the Closing Date (the “Company Income Tax Returns”), the Transaction Tax Attributes shall be included on the Company Income Tax Returns for the Tax periods ending on or prior to the Closing Date to the extent permitted by applicable Law. For the avoidance of doubt, with respect to any Company Income Tax Return for any Straddle Period, the portion of such Company Income Tax Return that relates to any Pre-Closing Tax Period shall be treated as a Company Income Tax Return to which the procedures of this Section 5.14(a) shall apply, provided that the term “Company Income Tax Return” shall not include any income Tax Returns of Parent, other than the portion of any such Tax Return that relates to the Company or any of its Subsidiaries, in which case Parent may satisfy its obligations with respect to such Tax Returns by providing the Shareholders’ Representative with pro forma Tax Returns that only relate to the Company and its Subsidiaries. To the extent any Transaction Tax Attribute is utilized in a taxable period ending after the Closing Date and that includes any period of time prior to the Survival Expiration Date, Parent shall promptly pay over to Shareholders’ Representative (or cause the Company and/or any of its Subsidiaries to pay over to Shareholders’ Representative) the Tax savings attributable to such Transaction Tax Attribute, as determined on a “with and without” basis, net of any Pre-Closing Taxes.

(b)    Parent and the Shareholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return or claim for refund and any tax audit, tax dispute, or administrative, judicial or other proceeding related to any Tax Return or Taxes of the Company or its Subsidiaries (each, a “Tax Claim”). Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Claim and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Shareholders’ Representative agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Parent or the Shareholders’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Parent or Shareholders’ Representative, as the case may be, shall allow the other party to take possession of such books and records.

(c)    For purposes of calculating Pre-Closing Taxes (other than Transfer Taxes imposed on the Transactions contemplated by this Agreement) that are assessed with respect to a period which begins on or before, and ends after, the Closing Date, (i) Taxes (other than income Taxes) that are imposed on a transactional basis shall be deemed attributable to the period during which the transaction with respect to such Taxes occurred, and payroll Taxes shall be deemed attributable to the period for which the payroll accrues, (ii) income Taxes shall be determined based on an interim closing of the books as of the close of business on the Closing Date and (iii) any Taxes (other than Taxes described in (i) or (ii)) assessed with respect to a period which begins on or before, and ends after, the Closing Date shall be prorated based on the number of days in such period up to and including the Closing Date and the number of days in such period that occur after the Closing Date. To the extent permitted by applicable Law, any Tax return for a Straddle Period shall be filed on the basis that the relevant Tax period ended as of the close of business on the Closing Date.

(d)    Any refunds or credits of Taxes of the Company or any of its Subsidiaries for any Pre-Closing Tax Period (including any Tax refund or credit resulting from the carryback of any Tax attribute of the Company or any of its Subsidiaries from a taxable period (or portion thereof) beginning after the Closing Date to a Pre-Closing Tax Period), Actually Realized by the Company or its Affiliates on or prior to the Survival Expiration Date and only to the extent not attributable to items taken into account in the Net Working Capital Amount, shall be for the benefit of the Former Holders, and Parent shall promptly pay over (or cause the Company and/or any of its Subsidiaries to pay over promptly) to Shareholders’ Representative all such refunds or credits of Taxes received by Parent or any of its Affiliates (including any interest received from any Taxing Authority with respect thereto) to which the Former Holders are entitled under this Section 5.14(d) reduced by any costs or Taxes incurred with respect thereto and by any Pre-Closing Taxes. In connection with the foregoing, Parent shall, and shall cause the Company and its Subsidiaries to, promptly execute such documents, take commercially reasonable additional actions and otherwise reasonably cooperate as may be necessary for Parent, the Company and its Subsidiaries to perfect their rights in and obtain all Tax refunds or credits available to the Company or any of its Subsidiaries for a Pre-Closing Tax Period, including by filing an amended Tax Return if necessary. For the avoidance of doubt, Parent, on the one hand, and the Former Holders, on the other hand, shall equitably apportion any Tax refund Actually Realized with respect to Taxes imposed on or with respect to the Company for a Straddle Period in a manner consistent with Section 5.14(c) and this Section 5.14(d).

(e)    Without the prior written consent of the Shareholders’ Representative, Parent and its Affiliates shall not, and shall not permit the Company or any of its Subsidiaries to, take any of the following actions prior to the Survival Expiration Date: (i) amend or otherwise modify any Tax Return relating to a Pre-Closing Tax Period (except as otherwise provided for in this Section 5.14), (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period, (iii) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, (iv) make or initiate any voluntary contact with a Taxing Authority regarding any Pre-Closing Tax Period, (v) make any election under Section 338 of the Code (or any similar provision under state, local or foreign Law) with respect to the U.S. Share Transaction; provided, for the avoidance of doubt, that nothing in this Agreement shall prevent Parent or its Affiliates from making any election under Section 338 of the Code (or any similar provision under state, local or foreign Law) with respect to the Company or any of its non-U.S. Subsidiaries, or (vi) take any action relating to Taxes on the Closing Date after the Closing that is outside the ordinary course of business.

(f)    If any dispute arises concerning matters or payments under this Section 5.14 and such dispute cannot be resolved through good faith negotiations among the parties, such dispute shall be resolved promptly by the Arbitration Firm, and the cost of the Arbitration Firm shall be borne by the parties using a substantially similar methodology to that set forth in Section 2.2(d), provided that, if any dispute with respect to a Tax Return filed pursuant to this Section 5.14 is not resolved prior to the due date for filing such Tax Return, such Tax Return shall be filed in the manner which the preparing party deems correct, but the content of such Tax Return shall not prejudice, control or otherwise resolve the dispute hereunder and the liability, if any, of either party under this Agreement.

(g)    Unless, and then solely to the extent, otherwise required by a final determination under applicable Law, any Restructuring Share Distribution shall, for U.S. federal, state and local income Tax purposes, be integrated with the Merger and treated as a distribution in complete termination of the interests of the holders of Company Common Shares.

(h)    The Company and the Former Holders shall reasonably cooperate with Parent to determine the amount of Additional U.S. Share Transaction Costs, if any, including by providing information and access to Company personnel, representatives of the Former Holders and outside professionals informed about such matters to Parent.

Section 5.15    280G Matters. The Company shall, prior to the Closing Date, (a) use commercially reasonable efforts to secure from each “disqualified individual” (within the meaning of Section 280G of the Code) of the Company or any of its Subsidiaries or parent companies who has a right to any payments and/or benefits or potential right to any payments and/or benefits under any Company Plan or otherwise that are “contingent” (within the meaning of Section 280G of the Code) on the transactions contemplated by this Agreement and that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code) a waiver, subject to the approval described in clause (b), of such Person’s rights to all of such parachute payments to the extent that such amounts constitute “excess parachute payments” (within the meaning of Section 280G of the Code) (such waived excess parachute payments, the “Waived 280G Benefits”) and (b) submit any Waived 280G Benefits that are waived by the “disqualified individuals” referred to in clause (a) to the approval of the shareholders of the Company to the extent and in the manner required under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. Not less than five days prior to distribution of any materials to the shareholders or “disqualified individuals” (within the meaning of Section 280G of the Code) in connection with the waiver and vote described in this Section 5.15, the Company shall provide Parent for its review and comment a copy of all such materials and a copy of its calculations with respect to Section 280G of the Code and shall accept Parent’s reasonable and timely provided comments to such documents. Prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that a vote of the shareholders was solicited in accordance with the foregoing provisions of this Section 5.15 and that either (i) the requisite number of applicable shareholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) the 280G Approval was not obtained and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided.

Section 5.16    Redemption of Senior Notes. Prior to the Closing, the Company shall cause Signode Industrial and Signode Lux to take any actions necessary to facilitate the satisfaction and discharge of the 6.375% senior notes due 2022 issued pursuant to the Senior Notes Indenture (the “Senior Notes”), including by, if the Senior Notes are not otherwise satisfied and discharged prior to the Closing, (a) furnishing to the trustee thereunder the documents required by Section 5.2 of the Senior Notes Indenture and (b) mailing or causing to be mailed to each holder of such notes a notice of redemption (conditioned upon the Closing) not less than 30 days prior to the anticipated Closing Date, all in accordance with Article V of the Senior Notes Indenture. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent and its Affiliates and their respective Representatives in connection with the satisfaction and discharge of such notes.

Section 5.17    Restructuring. The Company will effect the Restructuring in the manner described below:

(a)    At its discretion, Signode Industrial may obtain financing and use the proceeds thereof to satisfy a portion of the amounts owed to holders of the Senior Notes in accordance with Section 5.16.

(b)    Subject to Section 5.17(e) below, Parent will deliver the U.S. Share Consideration, and the Company will effect the U.S. Share Transaction, at Parent’s election (in its sole discretion), either as a share purchase transaction or as a merger of a direct wholly owned Subsidiary of Parent with and into Signode U.S. with Signode U.S. surviving such merger, provided that (i) Parent shall provide the Company notice of whether it intends to accomplish the U.S. Share Transaction as a purchase transaction or a merger at least 10 days prior to the Closing Date (if no such notice is provided, the U.S. Share Transaction will be accomplished as a purchase transaction), (ii) the Company shall notify Parent of the amount of consideration to be paid to Signode Lux in connection with the U.S. Share Transaction (the “U.S. Share Consideration”) at least 20 days prior to the Closing Date, (iii) if Parent objects to the proposed U.S. Share Consideration in writing, the parties shall negotiate in good faith over such amount, (iv) absent an agreement between the parties 10 days prior to the Closing Date, the parties shall submit their dispute to the Arbitration Firm, which shall endeavor to decide the amount of the U.S. Share Consideration at least 3 days prior to the Closing Date (and the cost of the Arbitration Firm shall be borne by the parties using a substantially similar methodology to that set forth in Section 2.2(d)), and (v) if the Arbitration Firm determines the U.S. Share Consideration in accordance with clause (iv) immediately above, its determination shall control; otherwise, the U.S. Share Consideration shall be reasonably determined by the Company. Notwithstanding anything to the contrary set forth in this Agreement, the U.S. Share Consideration shall not exceed the Closing Indebtedness.

(c)    At its discretion, subsequent to the U.S. Share Transaction and prior to the Merger, Signode Lux may (i) use all or a portion of the U.S. Share Consideration to satisfy all or a portion of the remaining amounts owed to holders of the Senior Notes in accordance with Section 5.16 and (ii) transfer, including through successive distributions, all or a portion of the U.S. Share Consideration (A) to an Affiliate of Signode Lux, (B) to holders of Company Common Shares and holders of Options, provided that, in the case of a distribution from the Company to the holders of Company Common Shares, the distribution shall be made in retirement of a portion of each holder’s Company Common Shares (such a distribution, a “Restructuring Share Distribution”), and/or (C) to any Person in payment of Company Transaction Expenses.

(d)    To the extent the Senior Notes have not been discharged, subsequent to the U.S. Share Transaction and prior to the Merger, the Company will arrange for the discharge of the Senior Notes in accordance with Section 5.16.

(e)    Notwithstanding the foregoing, (i) the Company may as part of the Restructuring (A) effect additional transactions related to the abovementioned steps for the purpose of completing the Restructuring and (B) with Parent’s consent (not to be unreasonably withheld, delayed or conditioned), reorder or otherwise alter the abovementioned steps and (ii) Parent may, in its sole discretion, determine not to proceed with the U.S. Share Transaction, in which case Parent shall notify the Company of such determination at least 20 days prior to the Closing, no such transaction shall occur, no Person shall take any action in furtherance of such transaction and all references in this Agreement to the U.S. Share Transaction, U.S. Share Consideration and U.S. Shares shall be disregarded.

Section 5.18    Project Vulcan Acquisition. The Company shall keep Parent fully informed on a current basis with respect to the status of the Project Vulcan Acquisition (including by promptly furnishing to Parent and its Representatives such information relating to such proposed acquisition as Parent may reasonably request). Parent, in its sole discretion, shall direct and control the process and negotiation of the Project Vulcan Acquisition to the fullest extent permitted by Law. Without the prior written authorization of Parent (which Parent may withhold in its sole discretion), the Company shall not execute definitive documentation providing for, or consummate, the Project Vulcan Acquisition, and, to the extent permitted by Law, if directed by Parent, the Company shall use commercially reasonable efforts to execute definitive documentation providing for the Project Vulcan Acquisition and, to the extent permitted by Law, if authorized by Parent, consummate the Project Vulcan Acquisition; provided, that if the amount to be paid in connection with the consummation of the Project Vulcan Acquisition exceeds $90,000,000, the Company shall not be required to consummate the Project Vulcan Acquisition prior to the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1    Conditions to Each Party’s Obligation to Effect the U.S. Share Transaction and the Merger. The respective obligations of each party hereto to effect the U.S. Share Transaction and the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Company Shareholder Approval: The Company Shareholder Approval shall have been obtained pursuant to Section 5.2.

(b)    Regulatory Approvals. All waiting periods (and any extensions thereof) applicable to the U.S. Share Transaction and the Merger under the HSR Act shall have been terminated or shall have expired, the Bermuda Monetary Authority shall have provided its consent to the Merger pursuant to the Exchange Control Act 1972 of Bermuda, if required by Law, and any required clearance, consent, approval or waiver with respect to the U.S. Share Transaction and the Merger under any other Competition Laws set forth on Section 6.1 of the Disclosure Schedules shall have been obtained.

(c)    No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the U.S. Share Transaction or the Merger or making the consummation of the U.S. Share Transaction or the Merger illegal.

Section 6.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the U.S. Share Transaction and the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company set forth in Article III, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the consummation of the U.S. Share Transaction and the Effective Time with the same effect as though made on and as of the consummation of the U.S. Share Transaction and the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not have a Company Material Adverse Effect; provided, however, that, notwithstanding the foregoing, (i) each of the representations and warranties of the Company set forth in Section 3.1(a) and Section 3.3(a) shall be true and correct in all material respects as of the date of this Agreement and as of the consummation of the U.S. Share Transaction and the Effective Time with the same effect as though made on and as of the consummation of the U.S. Share Transaction and the Effective Time and (ii) the representations and warranties of the Company set forth in Section 3.2 shall be true and correct in all respects as of the date of this Agreement and as of the consummation of the U.S. Share Transaction and the Effective Time with the same effect as though made on and as of the consummation of the U.S. Share Transaction and the Effective Time, except where the failure to be true and correct would be de minimis.

(b)    Performance of Obligations of the Company and the Shareholders’ Representative. The Company and the Shareholders’ Representative shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d)    Officer’s Certificate. The Company and the Shareholders’ Representative shall have delivered to Parent a certificate dated as of the Closing Date signed by an officer of the Company to the effect that each of the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) as applicable, has been satisfied.

(e)    Termination of Consulting Agreement. The parties to the Consulting Agreement shall have delivered evidence of termination of the Consulting Agreement in form and substance reasonably satisfactory to Parent.

(f)    Termination of Director Services Agreements. The parties to the Director Services Agreements shall have delivered evidence of termination of the Director Services Agreements in form and substance reasonably satisfactory to Parent.

(g)    FIRPTA Certificate. The Company shall cause Signode U.S. to provide (i) a certificate to the effect that Signode U.S. is not a “United States real property holding corporation,” dated as of the Closing Date and executed by Signode U.S. in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and (ii) reasonable proof of delivery of a notice to the appropriate IRS office, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), dated as of the Closing Date and executed by Signode U.S.

Section 6.3    Conditions to Obligations of the Company. The obligation of the Company to effect the U.S. Share Transaction and the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Article IV, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the consummation of the U.S. Share Transaction and the Effective Time with the same effect as though made on and as of the consummation of the U.S. Share Transaction and the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not have a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)    Officer’s Certificate. Parent and Merger Sub shall have delivered to the Shareholders’ Representative a certificate dated as of the Closing Date signed by an officer of Parent and Merger Sub to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) has been satisfied.

Section 6.4    Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Transactions contemplated by this Agreement or terminating this Agreement and abandoning the Transactions contemplated herein, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was primarily caused by such party’s failure to use its reasonable best efforts to consummate the U.S. Share Transaction and the Merger or primarily due to the failure of such party to perform any of its other obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1    Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the consummation of the U.S. Share Transaction and the Effective Time:

(a)    by the mutual written consent of the Shareholders’ Representative and Parent; or

(b)    by either of the Shareholders’ Representative or Parent:

(i)    if the Merger shall not have been consummated on or before June 19, 2018 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(ii)    if any Restraint having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement or if such party shall have failed to comply with its obligations under Section 5.3; or

(c)    by Parent

(i)    if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) respectively, and (B) cannot be cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured within 30 calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder; or

(ii)    if the Company has not provided to Parent the written consent contemplated by Section 5.2 within 24 hours following the execution of this Agreement; or

(d)    by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) respectively, and (B) cannot be cured by Parent or Merger Sub by the Termination Date or, if capable of being cured, shall not have been cured within 30 calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination; provided that, Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder.

Section 7.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 7.2 and Article IX, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates hereunder; provided, however, that no party shall be relieved or released from any liabilities or damages arising out of any willful and material breach of this Agreement prior to the date of such termination. Solely with respect to any Liability of Parent or Merger Sub for a willful and material breach, (i) the Company may, on behalf of its shareholders, seek an award of damages in an Action brought in accordance with Section 9.8, and enforce such award as part of an order or judgment obtained in such Action and accept such damages, and (ii) Parent and Merger Sub agree that available damages in such Action shall not be limited to a reimbursement of the expenses or out-of-pocket costs of the Company and the Carlyle Shareholder and may include any benefit of the bargain lost by the Company and its shareholders.

ARTICLE VIII

INDEMNIFICATION

Section 8.1    Survival. The representations and warranties of the parties contained in this Agreement and all covenants and agreements of the parties contained in this Agreement that are to be performed prior to the Closing shall survive the Closing for a period of 12 months after the Closing Date (the “Survival Expiration Date”). All of the covenants and agreements contained in this Agreement that are to be performed after the Closing shall survive the Closing until fully performed and remain in full force and effect in accordance with their terms, unless and only to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. Notwithstanding the preceding two sentences, any breach of any covenant, agreement, representation or warranty in respect of which indemnification may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if notice of such breach giving rise to such right of indemnification shall have been given to the party against whom such indemnification may be sought prior to such time. The parties acknowledge and agree that with respect to any claim that any party may have against any other party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 8.1 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.

Section 8.2    Indemnification.

(a)    Subject to the limitations set forth in Section 8.4, effective at and after the Closing, the Former Holders shall jointly and severally indemnify Parent and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Parent Indemnitees”) against and shall hold each of them harmless from and pay any and all Damages incurred or suffered by any Parent Indemnitee to the extent arising out of or relating to:

(i)    any breach of any representation or warranty of the Company in this Agreement or any failure of any representation or warranty of the Company in this Agreement to be true and correct as of the Closing (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which need be so true and correct only as of such specified date);

(ii)    any breach of any covenant or agreement made or to be performed by the Company pursuant to this Agreement; or

(iii)    any Pre-Closing Taxes.

(b)    Subject to the limitations set forth in Section 8.4, effective at and after the Closing, Parent agrees to indemnify the Former Holders and their respective Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”) against and agrees to hold each of them harmless from and pay any and all Damages incurred or suffered by any Seller Indemnitee to the extent arising out of or relating to:

(i)    any breach of any representation or warranty of Parent in this Agreement or any failure of any representation or warranty of Parent in this Agreement to be true and correct as of the Closing (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which need be so true and correct only as of such specified date);

(ii)    any breach of covenant or agreement made or to be performed by Parent pursuant to this Agreement; or

(iii)    any Additional U.S. Share Transaction Costs.

(c)    The Indemnification Escrow Funds then remaining in escrow shall serve as the sole and exclusive source of payment of any claim for indemnification pursuant to Section 8.2.

(d)    For purposes of determining whether a breach of any representation or warranty has occurred for purposes of Section 8.2(a)(i) (except for any breach of the representations and warranties in Sections 3.5 (Financial Statements), 3.6 (Absence of Certain Changes) or 3.17 (Material Contracts) (solely with respect to the definition of Material Contracts set forth therein), which shall not be subject to this Section 8.2(d)), such determination shall be made without regard to any qualification or exception contained in such representation or warranty relating to “material,” “materiality,” “material respects,” “materially,” “Company Material Adverse Effect” or words of similar import or effect applicable thereto; provided that the Damages arising out of or relating to such breach (other than any breach of any Fundamental Representation) would exceed $3,750,000.

(e)    For purposes of determining the amount of Damages subject to indemnification pursuant to Section 8.2(a)(i) (except for Damages arising out of or relating to a breach of the representations and warranties in Sections 3.5 (Financial Statements), 3.6 (Absence of Certain Changes) or 3.17 (Material Contracts) (solely with respect to the definition of Material Contracts set forth therein), which shall not be subject to this Section 8.2(d)), such Damages shall be determined without regard to any qualification or exception contained in such representation or warranty relating to “material,” “materiality,” “material respects,” “materially,” “Company Material Adverse Effect” or words of similar import or effect applicable thereto.

Section 8.3    Procedures. Claims for indemnification under this Agreement (including claims relating to Taxes) shall be asserted and resolved as follows:

(a)    Any Parent Indemnitee or Seller Indemnitee seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 8.2 shall promptly notify in writing (a “Claim Notice”) the other Party (the “Indemnifying Party”) of the Third Party Claim (and in any event within 30 Business Days after receipt by such Indemnified Party of written notice of the Third Party Claim), which Claim Notice shall describe in reasonable detail the nature of the Third Party Claim, including the basis of the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate of any Damages suffered or expected to be suffered with respect thereto (if available); provided, however, that failure to promptly or completely provide such Claim Notice shall not relieve the Indemnifying Party of its indemnification obligations provided under this Agreement except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure or delay. The Indemnified Party shall promptly provide the Indemnifying Party with a copy of all papers served with respect to such claim (if any) promptly upon receipt thereof by the Indemnified Party.

(b)    The Indemnifying Party shall have the right to participate in the defense of any Third Party Claim at any time and, subject to the limitations contained in this Section 8.3(b), assume and control the defense thereof. The Indemnifying Party will promptly notify the Indemnified Party (and in any event within 20 Business Days after having received any Claim Notice) with respect to whether or not it is exercising its right to assume and control the defense of any such Third Party Claim; provided that the Indemnifying Party may only exercise its right to assume and control the defense of such claim if it unconditionally and irrevocably acknowledges in writing its obligation to indemnify the Indemnified Party with respect to such claim under this Article VIII. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume and control the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party and not reasonably objected to by the Indemnified Party, in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 8.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the Third Party Claim to all Indemnified Parties affected by the Third Party Claim and (ii) the settlement agreement does not contain any admission by, or sanction or restriction upon the conduct or operation of any business conducted by, the Indemnified Party or its Affiliates (including any proceeding that seeks an injunction or other equitable relief against the Indemnified Party or its Affiliates). The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 8.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation unless the employment of separate legal counsel has been specifically authorized in writing by the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if (A) (1) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its counsel, cannot be separated from any claim for money damages, and (2) in the event the Third Party Claim were to be decided adversely to the Indemnified Party, such a decision could reasonably be expected to materially impair the conduct of the business conducted by the Indemnified Party; provided, that if such equitable relief or other relief portion or the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages, (B) the Third Party Claim seeks money damages, and in the event the Third Party Claim were to be decided adversely to the Indemnified Party, such a decision could reasonably be expected to result in Damages for which the Indemnified Party would be responsible for a greater portion of the Damages related to such Third Party Claim than the Indemnifying Party; or (C) the Indemnified Party shall have been advised by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to a material conflict of interest. Notwithstanding anything set forth in this Section 8.3(b) to the contrary, if the Indemnifying Party has assumed the defense and the Indemnifying Party fails to actively and diligently pursue the defense of such Third Party Claim, then the Indemnified Party shall be entitled to retain or otherwise reassume the defense of such Third Party Claims (and, for the avoidance of doubt, the provisions of Section 8.3(c) shall apply).

(c)    If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 8.3(b) within 15 Business Days after receipt of any Claim Notice, then the Indemnified Party shall defend itself against the applicable Third Party Claim, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings and in good faith, which proceedings shall be prosecuted diligently by the Indemnified Party. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation; provided, however, the Indemnifying Party shall be entitled (to the extent permitted under Section 8.3(b)) to assume the defense of such Third Party Claim in accordance with Section 8.3(b). For the avoidance of doubt, if the Indemnifying Party does notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 8.3(b) and this Section 8.3(c), the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (but only if the Indemnified Party is actually entitled to indemnification hereunder).

(d)    If reasonably requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, including providing reasonable access to documents, records and information. In addition, the Indemnified Party will make its personnel reasonably available during normal business hours at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably requested by the Indemnifying Party. If the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnified Party also agrees to reasonably cooperate with the Indemnifying Party and its counsel in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and executing powers of attorney to the extent necessary unless doing so would materially impair the conduct of the business conducted by the Indemnified Party.

(e)    A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by notice to the Indemnifying Party as promptly as practicable, which notice shall describe in reasonable detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided, however, that failure to promptly or completely provide such notice shall not relieve the Indemnifying Party of its indemnification obligations provided under this Agreement except to the extent the Indemnifying Party shall have been materially prejudiced as a result of such failure or delay.

Section 8.4    Limitations on Liability. Notwithstanding anything to the contrary in this Article VIII:

(a)    the Former Holders and Parent shall not be liable to indemnify any Parent Indemnitee or Seller Indemnitee, as applicable, for (i) any breach of any representation or warranty of the Company or Parent, as applicable, set forth in this Agreement or (ii) any breach of Section 5.1 (other than a willful and intentional breach thereof), in either case attributable to a single course of conduct or related set of facts, events or circumstances, unless the amount of Damages actually incurred by the Parent Indemnitees or Seller Indemnitees, as applicable, for such breach and related breaches exceeds $437,500 (the “De Minimis Amount”); provided, however, that the De Minimis Amount shall not apply to indemnification for Damages arising out of or resulting from any breach of any Fundamental Representation; provided further, that the Former Holders shall not be liable to indemnify any Parent Indemnitee for any breach of any representation or warranty of the Company contained in Section 3.9 attributable to a single course of conduct or related set of facts, events or circumstances, unless the amount of Damages actually incurred by the Parent Indemnitees for such breach and related breaches exceeds $125,000;

(b)    the Former Holders shall not be liable to indemnify any Parent Indemnitee for (i) any breach of any representation or warranty of the Company set forth in this Agreement or (ii) any breach of Section 5.1 (other than a willful and intentional breach thereof), in either case, unless the aggregate amount of Damages actually incurred by the Parent Indemnitees for such breach and all other breaches otherwise subject to indemnification hereunder exceeds $39,100,000 (the “Deductible”), and then only to the extent such aggregate Damages exceed the Deductible; provided, that, the Former Holders shall be liable for 100% of such Damages in excess of the Deductible, subject to this Section 8.4; provided, further, that the foregoing limitations shall not apply to indemnification for Damages arising out of or resulting from any breach of any Fundamental Representation; it being understood, for the avoidance of doubt, that the Former Holders shall be liable for 100% of such Damages arising out of or resulting from any breach of any Fundamental Representation, subject to Section 8.2(c), without regard to the Deductible;

(c)    in no event shall the Former Holders’ aggregate Liability arising out of or relating to Section 8.2(a) (other than Fundamental Representations, for which the following limitation will not apply) exceed $97,750,000;

(d)    in no event shall any Former Holder’s aggregate Liability arising out of or relating to Section 8.2(a) (including Fundamental Representations) exceed such Former Holder’s allocable portion of the Aggregate Merger Consideration;

(e)    no Parent Indemnitee shall be entitled to indemnification under this Article VIII to the extent a Liability or reserve relating to the specific matter giving rise to such Damages has been included in the calculation of Final Working Capital Amount, Final Indebtedness or Final Transaction Expenses or to the extent such Parent Indemnitee has otherwise been compensated with respect thereto pursuant to the post-Closing adjustment contemplated by Section 2.2;

(f)    each Indemnified Party shall have a duty to use commercially reasonable efforts to mitigate any Damages arising out of or relating to this Agreement or the transactions contemplated hereby after becoming aware of the incurrence of such Damages, including incurring costs (which shall be Damages) to the extent commercially reasonable and necessary to remedy any breach that gives rise to such Damages;

(g)    the amount of any Damages for which an Indemnified Party claims indemnification under this Agreement shall be reduced by the amount of (i) any insurance proceeds actually received from third party insurers with respect to such Damages paid for through the indemnification, (ii) any Tax Benefit Actually Realized within two years of the time when such Damages are recognized for Tax purposes, which Tax Benefit is attributable to such Damages, and (iii) any indemnification, contribution, offset or reimbursement payments actually received from third parties with respect to such Damages, in each case of clauses (i) through (iii) above, net of any reasonable costs associated with recovery of such amounts; provided, that such Indemnified Party shall use commercially reasonable efforts to obtain recoveries from insurers under applicable insurance policies of the Company and its Subsidiaries existing as of the Closing (but such Indemnified Party shall not be required to initiate or pursue litigation against such insurers); provided, further, that an Indemnified Party shall use commercially reasonable efforts to cause any Tax Benefit to be Actually Realized with respect to such Damages to the extent permitted by applicable Law. If an Indemnified Party (A) actually receives insurance proceeds from third party insurers with respect to such Damages, (B) has Actually Realized a Tax Benefit or (C) actually receives indemnification, contribution, offset or reimbursement payments from third parties with respect to such Damages, in each case, at any time subsequent to any indemnification payment pursuant to this Article VIII, then such Indemnified Party shall promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount actually received by such Indemnified Party;

(h)    other than any costs and expenses incurred in connection with the transactions contemplated by Section 5.17(a), the Former Holders shall not be liable to indemnify any Parent Indemnitee for any breach of any representation or warranty of the Company set forth in this Agreement to the extent such breach would not have arisen if the Merger Only Transaction occurred; and

(i)    subject to Section 7.2, and notwithstanding anything provided under applicable Law, no Party shall have any Liability for and Damages shall not include, any (A) punitive or (B) consequential or special Damages to the extent such Damages were not reasonably foreseeable, in each case, except to the extent any such Damages are awarded and paid with respect to a Third Party Claim as to which a Party is entitled to indemnification under this Agreement.

Section 8.5    Exclusivity.

(a)    After the Closing, other than as set forth in Section 2.2 or Section 9.9, the sole and exclusive remedy for any and all claims, Damages or other matters arising under, out of, or related to this Agreement or the transactions contemplated hereby, including in the case of Fraud, shall be the rights of indemnification set forth in this Article VIII only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, equitable remedy or otherwise (including pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., and other Environmental Laws), it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties to the fullest extent permitted by Law. This Section 8.5(a) will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a party’s right to seek equitable remedies (including specific performance or injunctive relief) pursuant to Section 9.9. The provisions of this Section 8.5(a), together with Section 9.9 and the covenants contained in this Agreement that by their nature are required to be performed after the Closing, were specifically bargained-for by the parties and were taken into account by the parties in arriving at the Aggregate Merger Consideration. Each party specifically relied upon the provisions of this Section 8.5(a) in agreeing to the Aggregate Merger Consideration and in agreeing to provide the specific representations and warranties set forth in Article III (in the case of the Company) and Article IV (in the case of Parent and Merger Sub).

(b)    Notwithstanding anything to the contrary herein, in the case of Fraud, (i) the provisions of Sections 8.4 (a), (b) and (c) shall not apply with respect to any indemnification claim under this Agreement to the extent arising out of such Fraud and (ii) any such claim of Fraud shall survive the Closing indefinitely.

Section 8.6    Characterization of Indemnity Payments. Unless otherwise required by applicable Law, any indemnification payments made pursuant to this Article VIII shall be treated for all Tax purposes as an adjustment to the U.S. Share Consideration or the Aggregate Merger Consideration, as applicable.

Section 8.7    Indemnification Escrow Funds. The Escrow Agreement shall specify that the Indemnification Escrow Funds (if any) shall be released to the Former Holders in accordance with such holders’ Allocable Share on the third Business Day following the Survival Expiration Date; provided, however, that if any claim pursuant to this Article VIII shall have been asserted by any Parent Indemnitee in accordance with this Agreement on or prior to the Survival Expiration Date and remain pending on the Survival Expiration Date (any such claim, a “Pending Claim”), (i) the Indemnification Escrow Funds released to the Former Holders shall be the amount of Indemnification Escrow Funds then held by the Escrow Agent, minus the aggregate amount of such Pending Claim and (ii) any funds that remain in escrow following the Survival Expiration Date in respect of any such Pending Claim shall be released to the Former Holders in accordance with such holders’ Allocable Share promptly upon resolution or (if applicable) satisfaction of such Pending Claim; provided, further, that the distribution to the Former Holders of the portion of the Indemnification Escrow Funds with respect to such Pending Claim will be reduced by such amounts as are necessary so that the Indemnification Escrow Funds, if any, remaining in escrow after such distribution will not be less than the aggregate amount of any then outstanding and unresolved Pending Claims. In each case in which this Section 8.7 provides for the release of Indemnification Escrow Funds, each of Parent and the Shareholders’ Representative shall within three Business Days after the date on which such release is due, submit joint written instructions to the Escrow Agent instructing the Escrow Agent to distribute the portion of the Indemnification Escrow Funds in accordance with this Section 8.7 and the Escrow Agreement.

Section 8.8    Effect of Investigation. The representations, warranties, covenants and agreements of any Indemnifying Party, and any Indemnified Party’s right to indemnification, payment, reimbursement or other remedy with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known at any time, whether before or after the execution and delivery of this Agreement or the Closing Date that such representation or warranty is, was or might be breached or inaccurate, or that such covenant or agreement is, was or might be breached or by reason of a waiver of any condition set forth in Article VI.

ARTICLE IX

MISCELLANEOUS

Section 9.1    Confidentiality Agreement. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 9.2    Fees and Expenses. Unless otherwise specified herein, whether or not the Transactions are consummated, all fees and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Transactions and this Agreement shall be paid by the party incurring or required to incur such fees or expenses; provided, however, that each of Parent and the shareholders of the Company shall be responsible for and shall pay one-half of all filing fees required to be paid in connection with filings pursuant to the HSR Act or any other Competition Laws.

Section 9.3    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of Parent, the Company and the Shareholders’ Representative; provided, however, that there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.

Section 9.4    Waiver. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, the Shareholders’ Representative, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, that (a) Parent may assign its rights, interests and obligations in whole or in part to any of its Affiliates, without the prior written consent of the other parties and (b) Parent may assign its rights, interests and obligations under this Agreement in whole or in part through a collateral assignment to any lender providing financing in connection with the Transactions without the prior written consent of the other parties; provided, that no such assignment pursuant to Section 9.5(a) or Section 9.5(b), shall relieve Parent of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.5 shall be null and void.

Section 9.6    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered by electronic communication, facsimile or otherwise to the other parties.

Section 9.7    Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Disclosure Schedules, and the exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for (i) the rights of the Former Holders to receive such Former Holder’s allocable portion of the Aggregate Merger Consideration and payments pursuant to Article II, respectively, at the Effective Time, (ii) the right of the Company or the Shareholders’ Representative, on behalf of the shareholders, to pursue damages in the event of Parent or Merger Sub’s willful and material breach of this Agreement, in which event the damages recoverable by the Company for itself or the Shareholders’ Representative, on behalf of the shareholders, without duplication, shall be determined by reference to the total amount that would have been recoverable by the Company’s shareholders if all such shareholders brought an action against Parent and Merger Sub and were recognized as intended third party beneficiaries hereunder, which right is hereby acknowledged and agreed by Parent and Merger Sub, (iii) the provisions of Section 5.6, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, (iv) the Indemnified Parties shall be express third party beneficiaries of and have the right to enforce Article VIII and (v) the Financing Sources shall be express third party beneficiaries of and have the right to enforce Section 9.15.

Section 9.8    Governing Law; Jurisdiction.

(a)    This Agreement, and all Actions (whether at law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule, whether of the State of Delaware or any other jurisdiction, that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties expressly waive any right, now or in the future, to demand or seek the application of a governing law other than the state of Delaware.

(b)    Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware shall be unavailable, any other court of the State of Delaware, or, if such courts will not have jurisdiction, any federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Action at law, in equity, in contract, in tort or otherwise based upon, arising out of or relating to this Agreement or the other Transaction Documents or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in such Delaware state court or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in such Delaware state court or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such Delaware state court or such federal court. Each of the parties agrees that a final judgment in any such Action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c)    Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.8 in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article IX. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.9    Specific Enforcement. The parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub, the Company or the Shareholders’ Representative shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to seek and obtain specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity.

Section 9.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 9.11    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent, Merger Sub or the Surviving Company, to:

Crown Holdings, Inc.

One Crown Way

Philadelphia, PA 19154

Attention: William T. Gallagher

Email: wgallagh@crowncork.com

with a copy (which will not constitute notice) to:

Dechert LLP

2929 Arch Street,

Philadelphia, PA 19104

Attention: William G. Lawlor and Ian A. Hartman

Email: william.lawlor@dechert.com; ian.hartman@dechert.com

If to the Company (prior to the Merger), to:

Signode Industrial Group Holdings (Bermuda) Ltd.

c/o Signode Industrial Group US Inc.

3650 West Lake Avenue,

Glenview,    IL 60026

Attention: Mr. Mark Burgess, Chief Executive Officer

  Mr. Rick Morgan, General Counsel

Email: mburgess@signode.com and rmorgan@signode.com

with a copy (which will not constitute notice) to:

TC Group VI, L.P.

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Attention: Vipul Amin and Wesley Bieligk

Email: vipul.amin@carlyle.com; wesley.bieligk@carlyle.com

with a copy (which will not constitute notice) to:

Jones Day

51 Louisiana Avenue, N.W.

Washington, D.C. 20001

Attention: Daniel J. Michaels

Email: dmichaels@jonesday.com

if to the shareholders of the Company or the Shareholders’ Representative, to:

TC Group VI, L.P.

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Attention: Vipul Amin and Wesley Bieligk

Email: vipul.amin@carlyle.com; wesley.bieligk@carlyle.com

with a copy (which will not constitute notice) to:

Jones Day

51 Louisiana Avenue, N.W.

Washington, D.C. 20001

Attention: Daniel J. Michaels

Email: dmichaels@jonesday.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 9.12    Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.13    Shareholders’ Representative.

(a)    The Company and its shareholders party hereto hereby irrevocably constitute and appoint TC Group VI, L.P., as the Shareholders’ Representative and as the true and lawful agent and attorney-in-fact of such holders of Company Common Shares and Options with full power and authority to act, including full power of substitution, in their name and on their behalf with respect to all matters arising from or in any way relating to this Agreement and the Transactions contemplated hereby and thereby, to:

(i)    represent, act for and on behalf of, and bind each of such holders of Company Common Shares and Options in the performance of all of their obligations arising from or relating to this Agreement, including the execution and delivery of any certificate or document required under this Agreement to be delivered by the Shareholders’ Representative at the Closing;

(ii)    give and receive notices and receive service of process under or pursuant to this Agreement and the other Transaction Documents;

(iii)    waive any conditions to Parent and Merger Sub’s obligation to close pursuant to Section 6.3;

(iv)    address claims for indemnification pursuant to Article VIII;

(v)    give and receive notices and communications in respect of indemnification claims under this Agreement to be recovered against the Indemnification Escrow Funds and authorize payment to any Parent Indemnitee from the Indemnification Escrow Funds in satisfaction of any indemnification claims hereunder by any Parent Indemnitee;

(vi)    amend this Agreement pursuant to Section 9.3; and

(vii)    perform any and all other duties and acts contemplated to be performed by the Shareholders’ Representative as set forth in this Agreement and the other Transaction Documents.

(b)    The Company hereby agrees that for any action arising under this Agreement relating to the holders of Company Common Shares and Options, such holders of Company Common Shares and Options may be served legal process by registered mail to the address of the Shareholders’ Representative or to such other address as the Shareholders’ Representative may from time to time give written notice to Parent, and that service in such manner shall be adequate and sufficient in all respects for any legal purpose, and that such holders of Company Common Shares or Options will raise no defense or claim in any court in any jurisdiction that service in such manner was not adequate or sufficient. This appointment of agency and this power of attorney is coupled with an interest and shall be irrevocable and shall not be terminated by the holders of Company Common Shares and Options or by operation of law, whether by the dissolution, liquidation or bankruptcy or any company, partnership or other entity or the occurrence of any other event, and any action taken by the Shareholders’ Representative shall be as valid as if such death, incapacity, termination, dissolution, liquidation, bankruptcy or other event had not occurred, regardless of whether or not the Shareholders’ Representative shall have received any notice thereof. The Shareholders’ Representative hereby accepts such appointment.

(c)    Any decision, act, consent or instruction of the Shareholders’ Representative shall constitute a decision of such holders of Company Common Shares and Options and shall be conclusive and binding upon such holders of Company Common Shares and Options, and Parent may rely upon any such decision, act, consent or instruction of the Shareholders’ Representative as being the decision, act, consent or instruction of such holders of Company Common Shares and Options. The Shareholders’ Representative cannot be changed or substituted without the prior written consent of a majority of the holders of Company Common Shares and Options and such change or substitution of the Shareholders’ Representative shall not be effective until Parent receives written notice thereof.

(d)    At Closing, pursuant to Section 2.2(b), Parent will deposit the Shareholders’ Representative Expense Amount into the Shareholders’ Representative Expense Account, as a fund for any payments or distribution to any Person (as determined in the reasonable discretion of the Shareholders’ Representative) (each, a “Payment” and collectively, the “Payments”) and the costs, fees, expenses (including legal fees and expenses) and liabilities of the Shareholders’ Representative incurred (or reasonably expected to be incurred) on behalf of or for the benefit of the Former Holders on or after the Closing Date in connection with this Agreement or any other Transaction Document (including the liabilities described in this Section 9.13). The Shareholders’ Representative shall have the sole discretion to withdraw funds from the Shareholders’ Representative Expense Amount at any time (and without prior notice to any Person) to fund a Payment and/or the costs, fees and expenses (including legal fees and expenses) that it incurs on behalf of the Former Holders. In the event that the Shareholders’ Representative Expense Amount is exhausted or shall be insufficient to satisfy such Payment and/or such costs, fees and expenses of the Shareholders’ Representative, the Shareholders’ Representative shall, at its election, be entitled to either recover (on a dollar for dollar basis) any such expenses or other losses directly from the Former Holders (on a several basis (and not joint and several basis) based on such Former Holder’s Allocable Share) or be reimbursed for any such costs, fees, expenses or losses out of any amounts otherwise being distributed to the Former Holders out of the Shareholders’ Representative Expense Account in accordance with the terms of the Paying Agent Agreement. On the later to occur of (i) the date that the Shareholders’ Representative determines in its sole discretion that it will not make any Payments and/or incur any further costs, fees, expenses or losses in his capacity as Shareholders’ Representative and (ii) the second anniversary of the Effective Time, the Shareholders’ Representative shall distribute any remaining portion of the Shareholders’ Representative Expense Amount (such amount the “Shareholders’ Representative Remainder Amount”) to the Former Holders based on such Former Holder’s Allocable Share.

Section 9.14    Legal Representation. Parent agrees that, as to communications between and among all counsel for the Company and its Subsidiaries or their respective Affiliates solely to the extent that such communications relate to the transactions contemplated by or in connection with this Agreement (collectively, the “Privileged Communications”), subject to applicable Law, the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to the Company and its Subsidiaries and may be controlled by the Company and its Subsidiaries and will not pass to or be claimed by Parent or any of its respective Subsidiaries (including, following the Closing, the Surviving Company). The Privileged Communications are the property of the Company and its Subsidiaries and, subject to applicable Law, from and after the Closing, none of Parent, its Subsidiaries (including, following the Closing, the Surviving Company) or any Person purporting to act on behalf of or through Parent or such Subsidiaries will seek to obtain the Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means. Parent and its respective Subsidiaries (including, following the Closing, the Surviving Company), together with any of their respective Affiliates, successors or assigns, further agree that no such party may use or rely on any of the Privileged Communications in any action against or involving the Company or any of its Subsidiaries. The Privileged Communications may be used by Parent and its Subsidiaries in connection with any dispute that relates to the transactions contemplated by or in connection with this Agreement. Notwithstanding the foregoing, in the event that a dispute arises between Parent or any of its respective Subsidiaries and a third party (other than a party to this Agreement or any of its Affiliates) after the Closing, Parent and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party; provided that neither Parent nor its Subsidiaries (including, following the Closing, the Surviving Company) may waive such privilege without the prior written consent of the Shareholders’ Representative. The parties further agree that Jones Day may represent the Shareholders’ Representative, the Carlyle Shareholder or any other Former Holder in the event of any dispute that relates to the transactions contemplated by or in connection with this Agreement.

Section 9.15    Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its Affiliates hereby:

(a)    agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Financing, the Debt Commitment Letter, the Financing Agreements or any of the agreements entered into in connection with the Financing or the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court;

(b)    agrees that any such Action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state);

(c)    agrees not to bring or support or permit any of its Affiliates to bring or support any Action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Debt Commitment Letter, the Financing Agreements or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(d)    irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court;

(e)    knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Financing, the Debt Commitment Letter, the Financing Agreements or any of the agreements entered into in connection with the Financing, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(f)    agrees that none of the Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Financing, the Debt Commitment Letter, the Financing Agreements or any of the agreements entered into in connection with the Financing, the Debt Commitment Letter, or the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that it shall not and shall not permit any of its Affiliates or any of their respective officers, directors or employees to seek any action for specific performance against any of the Financing Sources relating to or in any way arising out of this Agreement, the Financing, the Debt Commitment Letter, the Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and

(g)    agrees that the Financing Sources and the lenders that have provided a commitment letter to provide the Financing to Parent and its Affiliates on the date hereof (the “Lenders”) are express third party beneficiaries of, and may enforce, any of the provisions in this Section 9.15. Notwithstanding anything contained herein to the contrary, nothing in this Section 9.15 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Financing Source is a party. Notwithstanding anything contained herein to the contrary, this Section 9.15 shall not be amended in any manner adverse to the Financing Sources without the consent of the Financing Sources.

Section 9.16    Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“280G Approval” has the meaning set forth in Section 5.15.

“Accounting Principles” means the accounting principles, policies, practices and methods described on Schedule A.

“Accrued and Unpaid Income Taxes” means the aggregate accrued and unpaid income or net profits Taxes of the Company and its Subsidiaries, if any, attributable to any Pre-Closing Tax Period for which Tax Returns have not yet been filed, calculated in accordance with the past practice of the Company and its Subsidiaries and by (A) taking into account Transaction Tax Attributes attributable to such Pre-Closing Tax Period in determining a particular income or net profits Tax liability and any overpayment or credit of Taxes (including, without duplication, estimated Taxes) only to the extent such overpayment or credit may be credited against and reduce a particular liability for income or net profits Taxes, and (B) excluding (i) the consequences of any transactions occurring outside the ordinary course of business on the Closing Date after the Closing and (ii) all deferred tax liabilities (within the meaning of GAAP); provided, that, the amount of Accrued and Unpaid Income Taxes shall not be less than $0.

“Action” means any action, claim, suit, arbitration, investigation or proceeding, in each case by or before any Governmental Authority.

“Actually Realized” means the time that any refund of Taxes is actually received or applied against other Taxes due, or at the time of the filing of a Tax Return on which a loss, deduction, credit or increase in basis is applied to reduce the amount of Taxes that would otherwise be payable.

“Additional U.S. Share Transaction Costs” means any Taxes owed by (or withheld on behalf of) any Former Holder(s), and any other costs, expenses or other amounts borne by any Former Holder(s), for which such Former Holder(s) would not have been liable had the Merger Only Transaction occurred; including any costs incurred with respect to Section 5.14(h); provided that Additional U.S. Share Transaction Costs shall not include any Taxes, costs, expenses or other amounts arising out of the transactions contemplated by Section 5.17(a).

“Adjustment Amount” means an amount, which may be positive or negative, equal to (i) the Final Working Capital Amount minus the Estimated Working Capital Amount, plus (ii) Estimated Closing Date Indebtedness minus Final Indebtedness, plus (iii) Final Cash minus Estimated Cash, plus (iv) Estimated Transaction Expenses minus Final Transaction Expenses. The Adjustment Amount shall be paid in accordance with Section 2.2(g).

“Adjustment Escrow Amount” means an amount equal to $20,000,000, to be held in accordance with the Escrow Agreement.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Merger Consideration” means the sum of (a) the Closing Date Merger Consideration, plus (b) any Adjustment Amount payable to the Former Holders pursuant to Section 2.2(g), plus (c) any Adjustment Escrow Amount payable to the Former Holders pursuant to Section 2.2(g), plus (d) any Indemnification Escrow Amount payable to the Former Holders pursuant to Section 8.7, plus (e) any Shareholders’ Representative Expense Amount payable to the Former Holders pursuant to Section 9.13(d).

“Aggregate Option Exercise Price” means the aggregate exercise price of all Exercisable Options issued and outstanding immediately prior to the Effective Time.

“Agreement” has the meaning set forth in the Preamble.

“Allocable Share” means with respect to each Company Common Share issued and outstanding immediately prior to the Effective Time (other than shares held in the Company’s treasury or by Parent or Merger Sub) and each Exercisable Option, a fraction (a) the numerator of which is one, and (b) the denominator of which is the number of Fully Diluted Shares. In connection with determining the Allocable Share of any Former Holder, such Former Holder’s Allocable Share shall be equal to the Allocable Share multiplied by the number of Fully Diluted Shares held by such Former Holder immediately prior to the Effective Time.

“Arbitration Firm” has the meaning set forth in Section 2.2(d).

“Audited Financial Statements” has the meaning set forth in Section 3.5(a).

“Balance Sheet” has the meaning set forth in Section 3.5(a).

“Balance Sheet Date” means September 30, 2017.

“Bargaining Agreement” means each agreement or labor contract entered into with a union, labor organization, works council or similar employee representative governing the terms and conditions of employment of any Company Employee.

“Benefit Plans” means (a) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries sponsors, maintains, participates in, is a party or contributes to, or is required to contribute to, for the benefit of any current or former employee, officer or director of, or other service provider to, the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability (contingent or otherwise), (b) each other employee benefit plan, program, contract or arrangement (other than any severance compensation, employment, or change-of-control or retention plan, program, contract or arrangement), whether written or unwritten, qualified or nonqualified, funded or unfunded, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement, pension, deferred compensation, profit sharing, unemployment, health, life, disability, group insurance, vacation or material fringe benefit plan, and (c) each severance compensation, employment, or change-of-control or retention plan, program, contract or arrangement covering any Senior Executive, in any case (as to clauses (a) and (b) above), for the benefit of any current or former employee, officer or director of, or other service provider to, the Company or any of its Subsidiaries, and in any case (as to clauses (a), (b) and (c) above), which the Company or any of its Subsidiaries sponsors, maintains, participates in, is a party or contributes to, or is required to contribute to, or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability (contingent or otherwise).

“Bonus Plan” has the meaning set forth in Section 5.7(d).

“Book-Entry Shares” has the meaning set forth in Section 2.1(c).

“Business Day” shall mean a day other than a Saturday, a Sunday or day on which banks are authorized or required by Law to be closed in New York, New York.

“Carlyle Shareholder” means Carlyle Partners VI Cayman Holdings, L.P.

“Cash” means all cash and cash equivalent assets of the Company and its Subsidiaries on a consolidated basis, determined in accordance with GAAP, including marketable securities and the aggregate amount of all checks, drafts and other payments received by the Company and its Subsidiaries but not yet credited to the bank accounts of the Company and its Subsidiaries, to the extent that such checks, drafts and other payments have reduced Net Working Capital, reduced by the aggregate amount of all checks, drafts and other payments issued by the Company and its Subsidiaries but not yet deducted from the bank accounts of the Company and its Subsidiaries, to the extent that such checks, drafts and other payments have increased Net Working Capital.

“Claim Notice” has the meaning set forth in Section 8.3(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Cash” has the meaning set forth in Section 2.2(c).

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Date Cash” means the aggregate amount of Cash (expressed in United States dollars) retained by the Company and its Subsidiaries as of 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on the Closing Date; provided, that, Closing Date Cash shall exclude (a) Cash distributed (or otherwise paid) by the Company or any of its Subsidiaries, including to its Affiliates or other related parties (other than to the Company or another Subsidiary of the Company), prior to or as of the Closing, (b) any Cash retained by Vulcan or (c) any Cash held in escrow pursuant to the stock purchase agreement, dated as of December 15, 2017, made available to Parent and listed on Section 9.16(a) of the Disclosure Schedules.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness (expressed in United States dollars) incurred by the Company or any of its Subsidiaries and which remains outstanding as of 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on the Closing Date; provided, that, Closing Date Indebtedness shall exclude (a) Indebtedness repaid or otherwise terminated or released prior to or as of the Closing (other than Indebtedness repaid or otherwise terminated or released by Parent or its Affiliates on behalf of the Company or its Subsidiaries in connection with the Closing and in accordance with the Pay-Off Letters), including for the avoidance of doubt, any Indebtedness repaid (or that will be repaid prior to Closing) with the proceeds of the U.S. Share Consideration and (b) amounts overdrawn from bank accounts of the Company or its Subsidiaries to the extent already taken into account in the calculation of Closing Date Cash or Net Working Capital. In no event shall any of the Indebtedness of Vulcan be taken into account in the calculation of Closing Date Indebtedness. An illustrative example showing the calculation of Closing Date Indebtedness as of the date hereof is provided on Schedule B.

“Closing Date Merger Consideration” means an amount equal to (i) $3,910,000,000 plus (ii) the Estimated Cash, minus (iii) the Estimated Closing Date Indebtedness, plus (iv) the Estimated Working Capital Amount minus the Target Net Working Capital Amount, if any, minus (v) the amount by which the Target Net Working Capital Amount exceeds the Estimated Working Capital Amount, if any, minus (vi) the Estimated Transaction Expenses, plus (vii) $90,000,000, but only if Parent, in its sole discretion pursuant to Section 5.18, provides the Company with written authorization to consummate the Project Vulcan Acquisition prior to the Closing and the Project Vulcan Acquisition is consummated prior to the Closing, minus (viii) the Adjustment Escrow Amount, minus (ix) the Indemnification Escrow Amount, minus (x) the Shareholders’ Representative Expense Amount, minus (xi) the U.S. Share Consideration.

“Closing Indebtedness” has the meaning set forth in Section 2.2(c).

“Closing Transaction Expenses” has the meaning set forth in Section 2.2(c).

“Closing Working Capital Amount” has the meaning set forth in Section 2.2(c).

“Code” has the meaning set forth in Section 2.3(f).

“Companies Act” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the Preamble.

“Company Common Shares” has the meaning set forth in Section 2.1.

“Company Employees” has the meaning set forth in Section 5.7(a).

“Company Income Tax Return” has the meaning set forth in Section 5.14(a).

“Company Intellectual Property” has the meaning set forth in Section 3.13(c).

“Company IT Assets” has the meaning set forth in Section 3.13(e).

“Company Material Adverse Effect” means any change, event, occurrence, development or effect that, individually or in the aggregate: (a) is or would reasonably be expected to be materially adverse to the business, assets, Liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; or (b) prevents or materially impedes, interferes with, hinders or delays, or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions; provided, however, that the term “Company Material Adverse Effect” will not include any change, event, occurrence, development or effect that is, or that results from, any of the following: (i) changes in general business or economic conditions (including changes in interest rates and the availability of debt or equity financing), and events or conditions generally affecting the industries or geographies in which the Company and its Subsidiaries operate; (ii) changes in Applicable Laws or interpretations thereof by any Governmental Authority; (iii) changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (iv) changes in GAAP; (v) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (vi) pandemics, earthquakes, hurricanes, tornados, forest fires or other natural disasters; (vii) the taking of any action expressly required by this Agreement or the other Transaction Documents (including the consummation of the Transactions) or the announcement or disclosure of this Agreement, the other Transaction Documents or the Transactions; (viii) any change or prospective change in the Company’s credit ratings; or (ix) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (provided that clauses (viii) and (ix) shall not prevent a determination that any change, event, occurrence, development or effect underlying any such change or failure, as applicable, has resulted in a Company Material Adverse Effect, to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect); except in the case of clauses (i), (ii), (iii), (iv), (v) and (vi), any such change, event, occurrence, development or effect that disproportionately affects the Company and its Subsidiaries when compared to other Persons operating in the same industries or geographies in which the Company and its Subsidiaries operate.

“Company Plans” has the meaning set forth in Section 3.11(e).

“Company Registered Intellectual Property” has the meaning set forth in Section 3.13(a).

“Company Shareholder Approval” has the meaning set forth in the recitals.

“Company Transaction Expenses” means (a) all fees, costs and expenses incurred by or on behalf of the Company, its Subsidiaries and the Carlyle Shareholder in connection with the preparation, negotiation, execution and performance of this Agreement and the other Transaction Documents and the Transactions contemplated hereby and thereby (including all legal, accounting, financial advisory, consulting, finders and all other fees and expenses of third parties incurred by the Company), (b) any severance payment or transaction, success, retention, stay or change-of-control bonus or other similar payments payable to any Person, including any holder of Options or current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries, as a direct result of the execution of this Agreement or the consummation of the Transactions contemplated by this Agreement, whether or not such payment is immediately due and payable upon consummation of the Transactions contemplated hereby (and the employer portion of any employment, unemployment, payroll or similar Taxes relating to (A) any amounts payable under this Agreement with respect to the Exercisable Options and (B) any payments described in this clause (b)), (c) any amounts payable pursuant to the Consulting Agreement or Directors Services Agreements, (d) one-half of all filing fees required to be paid in connection with filings pursuant to the HSR Act or any other Competition Laws, (e) one-half of any Transfer Taxes(excluding any Transfer Taxes imposed as a result of the Restructuring, but only to the extent such amounts are Additional U.S. Share Transaction Costs), (f) the cost of the D&O Insurance, (g) the fees payable upon the Closing to the Paying Agent under the Paying Agent Agreement and (h) subject in all respects to clause (iv) below, any severance payment or transaction, success, retention, stay or change-of-control bonus or other similar payments payable to the individual set forth on Section 9.16(b) of the Disclosure Schedules, whether as a result of the execution of this Agreement or the consummation of the Transactions contemplated by this Agreement or otherwise, whether or not such payment is immediately due and payable upon consummation of the Transactions contemplated hereby; provided, however, that Company Transaction Expenses shall exclude (i) costs and expenses paid by the Company or any of its Subsidiaries prior to or as of 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on the Closing Date (other than costs or expenses paid by Parent or its Affiliates on behalf of the Company or its Subsidiaries in connection with the Closing pursuant to Section 2.2(b)), (ii) costs and expenses incurred by or on behalf of and contemplated to be paid by Parent or its Affiliates pursuant to this Agreement or any other Transaction Document, (iii) costs and expenses incurred by the Company or any of its Subsidiaries after 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on the Closing Date and (iv) all amounts payable following the Closing pursuant to any severance arrangements for any Person terminated by Parent or its Affiliates (which for the avoidance of doubt following Closing shall include the Surviving Company) following the Closing.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement, including without limitation, the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Confidentiality Agreement” has the meaning set forth in Section 5.5.

“Consulting Agreement” means that certain Consulting Services Agreement dated as of May 1, 2014, between Signode Industrial and Carlyle Investment Management, L.L.C.

“Contract” means any oral or written loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement.

“Damages” means any losses, damages, Liabilities, interests, fines, amounts or costs paid or incurred, or claims of any kind (including Taxes) that are actually suffered or sustained, including those resulting from a judgment, a settlement or an award, including the Taxes, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts, and other professional fees) associated therewith.

“Data Practices” has the meaning set forth in Section 3.8(f).

“De Minimis Amount” has the meaning set forth in Section 8.4(a).

“Debt Commitment Letter” means that certain debt commitment letter, dated as of the date of this Agreement, together with all exhibits, schedules, annexes and term sheets thereto, from the Lenders.

“Deductible” has the meaning set forth in Section 8.4(b).

“Director Services Agreements” means those certain director services agreements entered into between the Company and the following counterparties: (i) Mary Petrovich on March 20, 2014, (ii) Tom Rabaut on April 24, 2014, (iii) Warren Knowlton on May 11, 2014 and (iv) Roger Fradin on January 1, 2017.

“Disclosure Schedules” means the disclosure schedules delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement.

“Dissenting Shareholders” has the meaning set forth in Section 2.4.

“Dissenting Shares” has the meaning set forth in Section 2.4.

“D&O Indemnified Person” has the meaning set forth in Section 5.6(a).

“D&O Insurance” has the meaning set forth in Section 5.6.

“D&O Release” means a release reasonably satisfactory to Parent whereby the releasor, effective as of the Closing, unconditionally and irrevocably releases and discharges the Company and its Subsidiaries, the Surviving Company and Parent and its Subsidiaries from any and all claims, demands, suits, actions, causes of action, Contracts, debts, sums of money, commissions, damages and rights whatsoever at law or in equity, now existing or which may hereafter accrue in favor of such releasor against the Company or its Subsidiaries, the Surviving Company or Parent or its Subsidiaries relating to, arising out of or in connection with any facts or circumstances relating to the Company or any of its Subsidiaries which existed on or prior to the Closing Date, whether known or unknown to such director of officer.

“Effective Time” has the meaning set forth in Section 1.4.

“Environmental Conditions” means the Release, or threatened Release of or exposure to Hazardous Substances in the indoor or outdoor environment (including natural resources, soil, soil gas, surface water, ground water, any present or potential drinking water supply, subsurface strata, indoor or outdoor ambient air or in, on or within any building or structure) in a manner or in quantities that has resulted or would reasonably be expected to result in a violation of, or Liability under, Environmental Laws.

“Environmental Laws” means all Laws relating to workplace safety or health with respect to Hazardous Substances, pollution or protection of the environment, including laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Substances as the foregoing are enacted or in effect on or prior to Closing.

“Equity Incentive Plan” means the Company’s 2014 Equity Incentive Plan.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Agreement” means the Escrow Agreement to be entered into on the Closing Date by and among the Escrow Agent, Parent and the Shareholders’ Representative, substantially in the form attached hereto as Exhibit B.

“Estimated Cash” has the meaning set forth in Section 2.2(a).

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 2.2(a).

“Estimated Per Share Merger Consideration” means an amount equal to (x) (i) the Closing Date Merger Consideration plus (ii) the Aggregate Option Exercise Price divided by (y) the number of Fully Diluted Shares.

“Estimated Transaction Expenses” has the meaning set forth in Section 2.2(a).

“Estimated Working Capital Amount” has the meaning set forth in Section 2.2(a).

“Exercisable Option” means any Option for which the exercise price per share of such Option is less than the Estimated Per Share Merger Consideration. For the avoidance of doubt, the determination of whether any Option is an “Exercisable Option” shall be made (and calculated) as of the date of delivery of the Pre-Closing Statement and any subsequent changes to the Aggregate Merger Consideration shall not impact or otherwise have an effect on such determination.

“Export Control Laws” means the laws and regulations of applicable jurisdictions governing the export of goods, technical data and services, including the U.S. Arms Export Control Act (22 U.S.C. § 2778 et seq.), Export Administration Act (50 U.S.C. App. §§ 2401 et seq.), as continued in force by presidential order, any international sanctions programs promulgated under the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706), the National Emergencies Act (50 U.S.C. §§ 1601-1651), the Trading with the Enemy Act (50 U.S.C. App. §§ 5, 16), additional international sanctions programs administered by the Department of Treasury Office of Foreign Assets Control and any other regulations promulgated under each such act.

“Final Cash” has the meaning set forth in Section 2.2(f).

“Final Indebtedness” has the meaning set forth in Section 2.2(f).

“Final Transaction Expenses” has the meaning set forth in Section 2.2(f).

“Final Working Capital Amount” has the meaning set forth in Section 2.2(f).

“Financial Statements” has the meaning set forth in Section 3.5.

“Financing” has the meaning set forth in Section 5.12.

“Financing Agreements” has the meaning set forth in Section 5.12.

“Financing Sources” means the Lenders, any Person who signs a joinder to the Financing Agreements and any Person that provides, or in the future enters into any Financing Agreements with Parent or any of its Affiliates to provide, any of the Financing, any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners.

“Foreign Company Plan” has the meaning set forth in Section 3.11(e).

“Former Holders” means the holders of Company Common Shares and Options as of immediately prior to the Closing.

“Fraud” means, as finally determined by a court of competent jurisdiction, an act, committed by the Company or any of its Subsidiaries, with intent to deceive another, or to induce him, her or it to enter into a contract or otherwise act or refrain from acting, which requires (a) a false representation (or materially misleading omission) made in Article III or in any certificate delivered pursuant to this Agreement, (b) with knowledge that such representation (or materially misleading omission) is false, (c) with an intent to induce the party to whom such representation (or materially misleading omission) is made to act or refrain from acting in reliance upon it, (d) causing that party in reliance upon such false representation (or materially misleading omission) and with ignorance to the falsity of such representation (or omission) to take or refrain from taking action and (e) causing such party to suffer damages by reason of such reliance.

“Fully Diluted Shares” means, without duplication, the (i) the aggregate number of Company Common Shares issued and outstanding immediately prior to the Effective Time (other than shares held in the Company’s treasury or by Parent or Merger Sub) plus (ii) the aggregate number of Company Common Shares issuable upon the exercise in full of all the issued and outstanding but unexercised Exercisable Options immediately prior to the Effective Time.

“Fundamental Representations” means the representations and warranties of the Company contained in Sections 3.1 (Organization and Qualification), 3.2 (Capitalization), 3.3(a) (Authorization), 3.19 (Brokers) and 3.20 (Company Shareholder Approval; No Appraisal Rights).

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Global Separation Agreement” means that certain Global Separation Agreement, dated as of October 1, 2013, among Illinois Tool Works Inc., a Delaware corporation, and certain of its Subsidiaries.

“Government Official” means: (a) any official, officer, employee, representative or instrumentality of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority; (b) any political party, or employee, manager, director or other official thereof or candidate for political office or any political subdivision; or (c) any Person owned, in whole or in part, or controlled by any Person described in clauses (a) or (b) of this sentence.

“Governmental Authority” shall mean (a) any federal, state or local, domestic, foreign or multinational government, or other political subdivision thereof (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, and (c) any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction.

“Hazardous Substances” means any toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or caustic materials or substances or wastes (whether solids, liquids or gases), or any other substances, materials or wastes subject to regulation or as to which liability or standards of conduct may be imposed under any Environmental Law, including petroleum, its derivatives, by-products and other hydrocarbons; urea formaldehyde, lead-based paint, PCBs and asbestos.

“HIPAA” has the meaning set forth in Section 3.11(a).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Import Laws” means the laws and regulations of applicable jurisdictions governing the import of merchandise, including those administered by the U.S. Customs and Border Protection under Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

“Indebtedness” shall mean, without duplication, all principal, interest, premiums or other obligations related to (a) any indebtedness for borrowed money, (b) any capital lease obligations, (c) any notes (including the Senior Notes and any premiums due with respect to a redemption thereof), bonds, debentures or other similar instruments, seller notes or earn-out obligations issued or undertaken in connection with acquisitions, (d) any obligations for the deferred purchase price of property or services (other than (i) trade accounts payable in the ordinary course of business consistent with past practice and (ii) any obligations relating to the Project Vulcan Acquisition), (e) the net cash Liability of any interest rate swap, currency swap, forward currency or interest rate contracts or other hedging arrangements, (f) obligations of any other Person of the type referred to in clauses (a) through (e) above guaranteed by the Company or any of its Subsidiaries, (g) accrued but unpaid interest to the date of determination and

(h) termination, prepayment premiums, costs or penalties or balloon or similar fees or payments, related to any obligations of the type referred to in clauses (a) through (g) above (including to the extent related to the Transactions contemplated hereby). Notwithstanding the foregoing, the definition of “Indebtedness” shall not include any liabilities or obligations, contingent or otherwise, relating to (i) indebtedness between or among the Company and/or its Subsidiaries, (ii) operating leases, (iii) undrawn letters of credit, (iv) amounts included in Company Transaction Expenses, (v) any pension plans or (vi) Taxes.

“Indemnification Escrow Amount” means an amount equal to $97,750,000, to be held in accordance with the Escrow Agreement.

“Indemnification Escrow Funds” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Indemnification Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest actually earned.

“Indemnified Party” has the meaning set forth in Section 8.3(a).

“Indemnifying Party” has the meaning set forth in Section 8.3(a).

“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all intellectual and industrial property rights, whether registered or unregistered, recognized or issued as such by any Governmental Authority, including all such rights pertaining to or deriving from: (a) patents and patent applications (including any and all pre-grant and post-grant forms thereof); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) registered trademarks, trade names, service marks, logos, corporate names, internet domain names, and any applications for registration of any of the foregoing, (d) registered and material unregistered copyrights, works of authorship, including copyrights in computer software and databases; (e) trade secrets, confidential information, non-public information, business and technical information, other proprietary know-how, and rights to limit the use or disclosure thereof by any Person; (f) proprietary databases and data compilations and all documentation relating to the foregoing; and (g) computer software and firmware, including data files, source code, object code and software-related specifications and documentation (collectively “Software”).

“Intercompany Balances” means, as of any date, all balances as of such date between Parent and any of its Subsidiaries, including intercompany accounts receivable and intercompany accounts payable.

“IRS” means the U.S. Internal Revenue Service.

“ITW Stock Purchase Agreement” means that certain Stock Purchase Agreement, dated as of February 6, 2014, between Illinois Tool Works Inc. and certain of its subsidiaries and Vault Bermuda Holding Co. Ltd.

“JV Entities” has the meaning set forth in the definition of “Subsidiary” in this Section 9.16.

“Knowledge of the Company” or “Company’s Knowledge” means the knowledge of Mark Burgess, Ron Kropp, Rick Morgan, Patricia Chidiac, Nils Stenger, Joe Cummons, Chad Pisha, Chas Seymour, David Duvall, RVS Ramakrishna and Lennart Bangman, and, in each case, the knowledge such individuals should have reasonably obtained based on their roles and responsibilities at the Company and its Subsidiaries.

“Law” means, with respect to any Person, any United States or foreign federal, state or local law, supranational law, principles of common law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar requirement enacted, issued, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise herein.

“Lease” has the meaning set forth in Section 3.15(c).

“Leased Real Property” means the real property leased by the Company or any of its Subsidiaries as tenant that is utilized by the business.

“Lenders” has the meaning set forth in Section 9.15(f).

“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“Liens” means any pledges, liens, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Marketing Period” has the meaning set forth in Section 6 of Exhibit C of the Debt Commitment Letter.

“Material Contract” has the meaning set forth in Section 3.17(a).

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” means the agreement substantially in the form attached hereto as Exhibit C.

“Merger Only Transaction” means the hypothetical transaction had the Transactions consisted solely of the Merger, which was effected for an aggregate consideration equal to the sum of the Aggregate Merger Consideration and the U.S. Share Consideration (and, for the avoidance of doubt, had none of the U.S. Share Transaction and the Restructuring occurred).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” means the board of directors of Merger Sub.

“Net Working Capital Amount” means an amount equal to (a) the current assets (excluding Cash and deferred income Tax assets) of the Company and its Subsidiaries on a consolidated basis, minus (b) the current liabilities (including, in the case of current income Taxes, the Accrued and Unpaid Income Taxes, and excluding Closing Date Indebtedness, Company Transaction Expenses, and deferred income Tax liabilities) of the Company and its Subsidiaries on a consolidated basis, in each case, calculated in accordance with GAAP and the Accounting Principles. In no event shall any of the current assets or current liabilities of Vulcan be taken into account in the calculation of the Net Working Capital Amount. In the event of any conflict between GAAP and the Accounting Principles, the Accounting Principles will prevail over GAAP. Notwithstanding anything to the contrary, the calculation of Net Working Capital Amount shall not include any current assets or current liabilities directly attributable to Package Design and Manufacturing, Inc. An example showing the calculation of the Net Working Capital Amount is provided on Schedule C.

“New Plans” has the meaning set forth in Section 5.7(b).

“Objection Statement” has the meaning set forth in Section 2.2(d).

“Old Plan” has the meaning set forth in Section 5.7(b).

“Option” means each option that represents the right to acquire Company Common Shares which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) issued pursuant to the Equity Incentive Plan.

“Option Merger Consideration” has the meaning set forth in Section 2.5(a).

“Organizational Documents” means any charter, certificate of formation, memorandum of association, articles of incorporation, declaration of partnership, articles of association, bye-laws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

“Original Merger Agreement” has the meaning set forth in the recitals.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company and its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent Board” means the board of directors of Parent.

“Parent Indemnitees” has the meaning set forth in Section 8.2(a).

“Parent Material Adverse Effect” means any change, event, occurrence, development or effect that would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent or Merger Sub of the Transactions.

“Paying Agent” means Wilmington Trust, N.A.

“Paying Agent Agreement” means the Paying Agent Agreement to be entered into on the Closing Date by and among the Paying Agent, Parent and the Shareholders’ Representative, substantially in the form attached hereto as Exhibit D.

“Payment” or “Payments” has the meaning set forth in Section 9.13(d).

“Pay-Off Letter” or “Pay-Off Letters” has the meaning set forth in Section 2.2(a).

“PBGC” has the meaning set forth in Section 3.11(b).

“Pending Claim” has the meaning set forth in Section 8.7.

“Permits” has the meaning set forth in Section 3.8(b).

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges, in each case, not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (if required by GAAP) have been established in accordance with GAAP, (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and similar Liens, in each case, arising or incurred in the ordinary course of business consistent with past practice for amounts that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) zoning, entitlement and similar land use or environmental regulations imposing activity or use limitations over such real property and which are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which has not had and would not reasonably be expected to have, individually or in the aggregate, materially impair the occupancy, use or value of the Real Property for the purposes for which it is currently used in connection with the business, (d) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, that would not reasonably be expected, individually or in the aggregate, to result in material Liability or otherwise materially interfere with the conduct of the business in substantially the manner currently conducted, (e) with respect to any Leased Real Property, (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, and (ii) any Lien permitted under the applicable lease agreement and any ancillary documents thereto, (f) all covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens that would be readily apparent upon physical inspection of the Real Property or review of an accurate survey covering the Real Property, or that are otherwise disclosed in any real property files that have been made available to Parent, in each case, which do not, individually or in the aggregate, materially impair the occupancy, use or value of the Real Property for the purposes for which it is currently used in connection with the business, (g) Liens disclosed in the Disclosure Schedules, (h) Liens created by Parent or its successors and assigns, (i) Liens (other than monetary liens) incurred in the ordinary course of business since the Balance Sheet Date that do not materially interfere with the conduct of the business in substantially the manner currently conducted, (j) to the extent terminated at or prior to Closing, Liens securing payment, or any other obligations, of the Company or any of its Subsidiaries with respect to Indebtedness and (k) licenses of Company Intellectual Property granted to third parties in the ordinary course of business consistent with past practice, including the agreements listed in Section 3.13(e)(ii) of the Disclosure Schedules.

“Person” means an individual, firm, corporation, limited liability company, partnership, incorporated or unincorporated association, trust, joint venture, joint stock company, or other entity or organization of any kind, including a Governmental Authority.

“Post-Closing Statement” has the meaning set forth in Section 2.2(c).

“Pre-Closing Statement” has the meaning set forth in Section 2.2(a).

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Pre-Closing Taxes” means, without duplication of any item included in Net Working Capital, Indebtedness or Company Transaction Expenses, Taxes of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period and one half of any Transfer Taxes, other than, in each case, any Taxes attributable to (a) a breach by Parent or any of its Affiliates (including, in any period beginning after the Closing, the Company or any of its Subsidiaries) of any covenant in this Agreement, but only to the extent the Former Holders are materially prejudiced thereby, or (b) the Restructuring, but only to the extent such Taxes are Additional U.S. Share Transaction Costs.

“Privileged Communications” has the meaning set forth in Section 9.14.

“Project Vulcan Acquisition” means the transactions contemplated by the letter of intent set forth on Section 9.16(c) of the Disclosure Schedules.

“Real Property” means the Owned Real Property and Leased Real Property.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including indoor or outdoor ambient air, surface water, groundwater and soil or subsurface strata) including the movement of Hazardous Substances through or in the soil, soil gas, surface water or groundwater.

“Remedial Action” has the meaning set forth in Section 5.3(d).

“Representatives” means, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers and employees of such Person and its Subsidiaries.

“Required Information” means (a) all information required by clause (ii) of the second paragraph of Section 5 of Exhibit C of the Debt Commitment Letter and all information regarding the Company and its Subsidiaries reasonably necessary to prepare the information required by the first paragraph of Section 5 of Exhibit C of the Debt Commitment Letter, (b) all historical financial and other pertinent historical information regarding the Company and its

Subsidiaries as may be reasonably requested in writing by Parent, including all historical financial statements and historical financial and other data and management’s discussion and analysis of financial condition and results of operations for annual and interim periods, with respect to the Company and its Subsidiaries and of the type reasonably determined by Parent to be required by Regulation S-X and Regulation S-K under the Securities Act of 1933 for registered offerings of debt securities, to consummate the offerings of debt securities contemplated by the Financing at the time during the Company’s fiscal year such offerings will be made and (c) historical information relating to the Company and its Subsidiaries (including such information which Parent has determined is necessary for the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries customary for such financing or reasonably necessary for the syndication of and placement of securities to be included in the Financing) to the extent reasonably requested by Parent to assist Parent in preparation of materials for rating agency presentations, offering documents, offering circulars or private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing.

“Respective Financing” has the meaning set forth in Section 5.12.

“Restraints” has the meaning set forth in Section 6.1(c).

“Restructuring” means the U.S. Share Transaction and all related transactions contemplated by Section 5.17.

“Restructuring Share Distribution” has the meaning set forth in Section 5.17(c).

“Scheduled Leased Real Property” has the meaning set forth in Section 3.15(a).

“Scheduled Owned Real Property” has the meaning set forth in Section 3.15(a).

“Scheduled Real Property” has the meaning set forth in Section 3.15(a).

“Seller Indemnitees” has the meaning set forth in Section 8.2(b).

“Senior Executive” means any employee of the Company or any of its Subsidiaries who, as of the date of this Agreement, has an annual base salary of at least $200,000.

“Senior Notes” has the meaning set forth in Section 5.16.

“Senior Notes Indenture” means that certain indenture, dated as of April 29, 2014, as supplemented by that certain first supplemental indenture, dated as of May 1, 2014, by and among Signode Industrial and Signode Lux, as issuers, and Wilmington Trust, National Association, as trustee.

“Shareholders Agreement” means that certain Amended and Restated Shareholders Agreement of Parent, dated as of August 22, 2014.

“Shareholders’ Representative” has the meaning set forth in the Preamble.

“Shareholders’ Representative Expense Account” has the meaning set forth in Section 2.2(b).

“Shareholders’ Representative Expense Amount” has the meaning set forth in Section 2.2(b).

“Shareholders’ Representative Remainder Amount” has the meaning set forth in Section 9.13(d).

“Straddle Period” means any taxable period beginning on or before, and ending after, the Closing Date.

“Signode Industrial” means Signode Industrial Group US Inc.

“Signode Lux” has the meaning set forth in the recitals.

“Signode Sarl” has the meaning set forth in Section 5.17.

“Signode U.S.” means Signode Industrial Group Holdings US Inc.

“Spot Rate” means, in respect of any amount expressed in a currency other than the U.S. dollar, as of any date of determination, the rate of exchange of U.S. dollars for such currency appearing in the Financial Times published on the Business Day immediately prior to such date of determination.

“Subsidiary” or “subsidiary” means, with respect to any Person: (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than 50% of (i) the total combined voting power of all classes of voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person; or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person; provided, however, that for purposes of this Agreement, Indiana Pickling and Processing Company and M.P.S. Metal Plastik Sanayi Cember ve Paketleme Sistemleri Imalat ve Ticaret A.S. (collectively, the “JV Entities”) shall be considered a Subsidiary of the Company, and Vulcan shall not be considered a Subsidiary of the Company, including for purposes of the representations and warranties set forth in this Agreement. Notwithstanding anything to the contrary set forth herein, and without giving effect to the inclusion, or lack of inclusion, of any “Company Knowledge” or “Knowledge of the Company” qualifiers set forth in Article III, Parent and Merger Sub agree and acknowledge that each representation set forth in Article III when made as to the JV Entities shall be deemed to be made only as to the “Knowledge of the Company.”

“Survival Expiration Date” has the meaning set forth in Section 8.1.

“Surviving Company” has the meaning set forth in Section 1.2.

“Target Net Working Capital Amount” means $286,000,000.

“Tax” means any tax, governmental fee or other similar assessment or charge of any kind whatsoever (including alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, employment, workers compensation, business occupation, occupation, premiums, environmental, estimated, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, social security, unemployment, disability, ad valorem, estimated, highway use, commercial rent, share capital, paid up capital, recording, registration, property, real property gains, real estate, value added, business license, custom duties and withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority, and any Liability for any of the foregoing pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), as transferee or successor, by contract or otherwise.

“Tax Benefit” means the sum of the amount by which the actual Tax Liability (after giving effect to any alternative minimum or similar Tax) of a party entitled to indemnification pursuant to this Agreement is reduced by the recognition of the Damages upon which the claim for indemnity is based (including by or as a result of a deduction, entitlement to refund, or credit), calculated by taking into account any Tax items attributable to the Damages (to the extent permitted by relevant Tax Law and treating such Tax items as the last items claimed for such taxable year), and taking into account the Tax treatment of the receipt of indemnification payments.

“Tax Claim” has the meaning set forth in Section 5.14(b).

“Tax Liability” means any Liabilities related to Taxes.

“Tax Returns” means any report, return, document, declaration, information return or other filing supplied, or required to be supplied, to any Taxing Authority in connection with the determination, assessment, or collection of Taxes, including any attachment or schedule thereto or amendment thereof.

“Tax Sharing Agreements” means any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement which obligates any Person to indemnify another party to any such agreement for Tax obligations, other than (a) agreements solely among the Company and/or any of its Subsidiaries, (b) credit agreements and other debt documents, (c) commercial agreements entered into in the ordinary course of business not primarily about Taxes, (d) agreements entered into in the ordinary course of business (including real property leases) providing for the allocation or payment of real property Taxes, (e) agreements entered into in the ordinary course of business for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business, (f) provisions of employment agreements compensating employees for any increase in taxation of such employee’s income resulting from the performance of work outside of such employee’s country of residence, and (g) agreements pursuant to which the Company or any of its Subsidiaries is solely a beneficiary of, and not an obligor under, the Tax indemnification, sharing or allocation provisions of such agreement.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Date” has the meaning set forth in Section 7.1(b)(i).

“Third Party Claim” has the meaning set forth in Section 8.3(a).

“Transaction Documents” means this Agreement, the Merger Agreement, the Escrow Agreement, the Paying Agent Agreement and the other agreements, certificates, instruments and documents executed and delivered in connection herewith and therewith.

“Transaction Tax Attributes” means, without duplication, to the extent deductible for income Tax purposes under applicable Law on or before the Closing Date or in a taxable period ending after the Closing Date and that includes any period of time prior to the Survival Expiration Date, the following items incurred or paid by the Company or any of its Subsidiaries in connection with the Transactions: (i) the Company Transaction Expenses; (ii) the vesting, cancellation or exercise, as applicable, of any Options; (iii) all fees of professionals (including investment bankers and other consultants and advisors) to the extent the costs of such amounts are borne by the Former Holders; (iv) the capitalized financing costs and expenses and any prepayment premium resulting from the satisfaction of the Indebtedness in connection with the Closing (including, for the avoidance of doubt, relevant amounts incurred prior thereto); (v) all sale, “stay-around,” retention, change of control or similar bonuses or payments payable to current or former employees, directors or consultants of the Company or any of its Subsidiaries contingent upon the Closing to the extent the costs of such amounts are borne by the Former Holders; and (vi) any payroll Taxes imposed with respect to any of the foregoing. For the purposes of this definition, Parent shall cause Signode U.S. and its Subsidiaries to make a safe harbor election under Revenue Procedure 2011-29, 2011-18 I.R.B. 746, with respect to any item described in this definition that constitutes a “success-based” fee.

“Transactions” refers collectively to this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the U.S. Share Transaction and the Merger.

“Transfer Taxes” means any real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, registration, duty, securities transactions and any other similar Taxes imposed in connection with the Transactions.

“U.S. Company Plan” has the meaning set forth in Section 3.11(a).

“U.S. Share Consideration” has the meaning set forth in Section 5.17(b).

“U.S. Share Transaction” means the acquisition (at Parent’s election, either in the form of a share purchase or a merger) by Parent or one of its Affiliates of the U.S. Shares.

“U.S. Shares” means all the outstanding shares of capital stock of Signode U.S.

“USD Equivalent” means, in respect of any amount expressed in a currency other than the U.S. dollar, the corresponding amount in U.S. dollars resulting from multiplying such amount in the applicable currency by the applicable Spot Rate.

“Vulcan” means, collectively, the target company and its Subsidiaries that are proposed to be acquired by the Company or one of its Subsidiaries pursuant to Project Vulcan Acquisition.

“Waived 280G Benefits” has the meaning set forth in Section 5.15.

“WARN” has the meaning set forth in Section 3.10(c).

Section 9.17    Interpretation.

(a)    When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement and, unless otherwise indicated, the words the “date hereof” and the “date of this Agreement” shall refer to the date of the Original Merger Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors. All references in this Agreement to dollars or to $ are expressed in United States currency unless otherwise specifically indicated. To the extent computation of any amounts contemplated by this Agreement include a currency other than U.S. dollars, such amounts shall be converted to U.S. dollars using the USD Equivalent, in accordance with the definition of “Spot Rate.” Whenever the words “made available to Parent” or similar words are used in this Agreement with respect to any documents or other information, such words shall mean that such documents or information were available to Parent at least 24 hours prior to the date of this Agreement in the electronic data room maintained on behalf of the Company and/or the shareholders of the Company by Merrill Datasite.

(b)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SIGNODE INDUSTRIAL GROUP HOLDINGS (BERMUDA) LTD.

By:	/s/ Mark S. Burgess
Name:	Mark S. Burgess
Title:	Chief Executive Officer

CROWN HOLDINGS, INC.

By:	/s/ Timothy J. Donahue
Name:	Timothy J. Donahue
Title:	President & Chief Executive Officer

COBRA MERGER SUB, LTD.

By:	/s/ Laurent Watteaux
Name:	Laurent Watteaux
Title:	President & Chief Executive Officer

TC GROUP VI, L.P., solely in its capacity as the Shareholders’ Representative

By:	/s/ Brian A. Bernasek
Name:	Brian A. Bernasek
Title:	Authorized Person